UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for Fiscal 2017 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	May 15, 2018

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Masahiro Kosugi	Executive Officer, General Manager of Accounting
Phone:	+81-3-6838-6101
Ordinary General Meeting of Shareholders (scheduled):		June 22, 2018	Commencement of Dividend Payment (scheduled):	June 4, 2018
Filing of Yuka Shoken Hokokusho to the Kanto Local			Trading Accounts: Established
Finance Bureau (scheduled):		June 25, 2018
Supplementary Materials on Annual Results:		Attached
IR Conference on Annual Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2017 (for the fiscal year ended March 31, 2018)

(1) Consolidated Results of Operations

(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2017	3,561,125	8.1	782,447	6.0	576,547	(4.4)
Fiscal 2016	3,292,900	2.4	737,512	(26.0)	603,544	(10.0)

Note:	Comprehensive Income: Fiscal 2017: ¥ 765,559 million, 37.1%; Fiscal 2016: ¥ 558,131 million, 83.2%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2017	22.72	22.72	6.5	0.3	21.9
Fiscal 2016	23.86	23.78	7.2	0.3	22.3

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2017: ¥ 21,474 million; Fiscal 2016: ¥ 18,899 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2017	205,028,300	9,821,246	4.4	357.41
Fiscal 2016	200,508,610	9,273,361	4.2	335.96

Reference:	Own Capital: As of March 31, 2018: ¥ 9,065,843 million; As of March 31, 2017: ¥ 8,522,268 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2017	2,966,701	(2,316,197)	149,962	46,334,334
Fiscal 2016	4,690,131	5,796,391	(24,537)	45,523,663

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2016	—	3.75	—	3.75	7.50	190,347	31.4	2.2
Fiscal 2017	—	3.75	—	3.75	7.50	190,373	33.0	2.1
Fiscal 2018 (estimate)	—	3.75	—	3.75	7.50		33.3

3. Consolidated Earnings Estimates for Fiscal 2018 (for the fiscal year ending March 31, 2019)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2018	—	—	—
Fiscal 2018	570,000	(1.1)	22.46

Note:	The number of shares of common stock used in the above calculation is based on the number of outstanding shares of common stock as of March 31, 2018.

* Notes

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

      ① Changes in accounting policies due to revisions of accounting standards, etc.: No

      ② Changes in accounting policies other than ① above: No

      ③ Changes in accounting estimates: No

      ④ Restatements: No

(3) Issued Shares of Common Stock

① Year-end issued shares (including treasury stock):	As of March 31, 2018	25,389,644,945 shares	As of March 31, 2017	25,386,307,945 shares
② Year-end treasury stock:	As of March 31, 2018	24,829,446 shares	As of March 31, 2017	19,992,754 shares
③ Average number of outstanding shares:	Fiscal 2017	25,366,345,189 shares	Fiscal 2016	25,285,898,988 shares

This immediate release is outside the scope of the audit.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 28, 2017, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Overview of Consolidated Results of Operations and Financial Conditions	p.1-2
	(1) Overview of Results of Operations	p.1-2
	(2) Overview of Financial Conditions	p.1-3
	(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2017 and Dividend Estimates for Fiscal 2018	p.1-3

2.	Basic Stance on Selection of Accounting Standards	p.1-4

3.	Consolidated Financial Statements and Others	p.1-5
	(1) Consolidated Balance Sheets	p.1-5
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-7
	(3) Consolidated Statements of Changes in Net Assets	p.1-10
	(4) Consolidated Statements of Cash Flows	p.1-12
	(5) Notes regarding Consolidated Financial Statements	p.1-14
(Matters Related to the Assumption of Going Concern)
(Business Segment Information)
(Per Share Information)
(Subsequent Events)

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for May 22, 2018 (Tuesday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

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Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Conditions

(1) Overview of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2018, the global economy has continued on a path of gradual recovery backed by factors such as the rally of the Chinese economy, improvements related to the IT cycle and improvements in business confidence, predominately in major industrialized countries.

In the United States, continued recovery has been underpinned by (i) continued strong consumer spending resulting from improvements in the employment and income environment and wealth effects due to a surge in stock prices and (ii) capital investment that began to increase as a result of expectations over the Trump administration’s tax reduction measures. Under such circumstances, the Federal Reserve Board (FRB) pursued an exit strategy from monetary easing whereby, among other measures, the FRB raised interest rates in June 2017, September 2017 and March 2018 and began shrinking its balance sheet in October 2017.

In Europe, despite downward pressure from the further appreciation of Euro, the economy has continued to recover, backed by the continued expansion of consumer spending due to an increase in employment, in addition to the actualization of demand for capital investments that had been put off due to political uncertainty surrounding the presidential election in France. Given these conditions, the European Central Bank (ECB), while leaving key interest rates unchanged, determined in October 2017 to decrease monthly asset purchases by half and steered itself in the direction of pursuing an exit strategy from monetary easing.

In Asia, the Chinese economy remained strong, despite continued sluggishness in capital investment due to tighter financial regulations and policies to control real-estate speculation, supported by such factors as strong consumer spending and an expansion of exports, which were backed by income growth and governmental policies to support the economy adopted in preparation for the National Congress of the Communist Party of China in Fall 2017. The economies of emerging countries continued on a recovery trend, due to such factors as the steadiness of China’s economy and expansion of exports.

In Japan, the economy continued on a recovery trend, benefiting from overseas economic expansion and strong domestic demand. Regarding domestic demand, the improvement of the inventory cycle, the rise of capital investment related to the 2020 Tokyo Olympic Games and productivity improvements, as well as the implementation of public investment in connection with Japan’s economic stimulus measures, served to bolster growth. Consumer spending has maintained its recovery due to the replacement of durable goods and the effect of wage increases especially in small and medium-sized enterprises. Under such circumstances, stock prices trended upward and the exchange rate continued to trend sideways; however, since February 2018, stock prices have entered a correction phase with a stronger yen due to the rise in the long-term interest rates in the United States and concerns regarding the protectionist policies of the Trump administration. On the other hand, long-term interest rates continued to remain low, at around zero percent, under the Bank of Japan’s “Quantitative and Qualitative Monetary Easing with Yield Curve Control.”

As for the future direction of the global economy, recovery is expected to continue to be centered on the United States, but it remains necessary to further monitor downward risks such as the United States’ governmental policies, political concerns in Europe, the economic outlook for China and heightening geopolitical risks. As for the future direction of the Japanese economy, it is expected to continue on its gradual recovery path, supported by the effects of government economic measures and growth in consumer spending and capital investment. However, the potential impact of increasing uncertainty in overseas economies on Japan requires monitoring.

Under the foregoing business environment, we recorded Consolidated Gross Profits of ¥1,915.3 billion for fiscal 2017, decreasing by ¥177.3 billion from the previous fiscal year.

Gross Profits of aggregate figures for Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd. on a non-consolidated basis (on a non-consolidated aggregated basis of the banks) decreased by ¥148.1 billion on a year-on-year basis to ¥1,293.3 billion due to a decrease in Trading and Others mainly affected by the domestic and overseas environment and other factors. General and Administrative Expenses on a non-consolidated aggregated basis of the banks increased by ¥17.6 billion on a year-on-year basis to ¥964.7 billion.

Net Operating Revenues on a consolidated basis of Mizuho Securities Co., Ltd. decreased by ¥59.9 billion on a year-on-year basis to ¥306.0 billion due to a decrease in Net Gain on Trading, the impact of a decrease in the number of consolidated subsidiaries as a result of corporate restructuring in the group companies occurred in the previous fiscal year, and other factors.

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Mizuho Financial Group, Inc.

Selling, General and Administrative Expenses on a consolidated basis of Mizuho Securities Co., Ltd. decreased by ¥27.5 billion on a year-on-year basis to ¥263.4 billion.

As a result, Consolidated Net Business Profits decreased by ¥205.5 billion on a year-on-year basis to ¥457.8 billion.

Consolidated Credit-related Costs was a reversal of ¥156.3 billion.

Consolidated Net Gains (Losses) related to Stocks increased by ¥29.8 billion on a year-on-year basis to net gains of ¥272.0 billion due to the progress in cross-shareholding disposal and other factors.

As a result, Ordinary Income increased by ¥44.9 billion on a year-on-year basis to ¥782.4 billion.

Extraordinary Gains (Losses) decreased by ¥29.1 billion on a year-on-year basis to net gains of ¥17.5 billion due to a falloff of extraordinary gains as a result of corporate restructuring in the group companies, while gains on cancellation of employee retirement benefit trust was recorded.

Tax-related Expenses increased by ¥53.8 billion on a year-on-year basis to ¥191.6 billion.

As a result, Profit Attributable to Owners of Parent for fiscal 2017 decreased by ¥26.9 billion on a year-on-year basis to ¥576.5 billion. This result shows a 104% achievement against the earnings plan for fiscal 2017 of ¥550.0 billion.

As for earnings estimates for fiscal 2018, we estimate Ordinary Profits of ¥830.0 billion and Profit Attributable to Owners of Parent of ¥570.0 billion on a consolidated basis.

(2) Overview of Financial Conditions

Consolidated total assets as of March 31, 2018 amounted to ¥205,028.3 billion, increasing by ¥4,519.6 billion from the end of the previous fiscal year mainly due to an increase in Securities.

Securities were ¥34,183.0 billion, increasing by ¥1,829.8 billion from the end of the previous fiscal year.

Loans and Bills Discounted amounted to ¥79,421.4 billion, increasing by ¥1,083.6 billion from the end of the previous fiscal year.

Deposits and Negotiable Certificates of Deposit amounted to ¥136,463.8 billion, increasing by ¥5,787.3 billion from the end of the previous fiscal year.

Net Assets amounted to ¥9,821.2 billion, increasing by ¥547.8 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥7,388.3 billion, Accumulated Other Comprehensive Income was ¥1,677.5 billion, and Non-controlling Interests was ¥754.2 billion.

Net Cash Provided by Operating Activities was ¥2,966.7 billion mainly due to increased deposits. Net Cash Used in Investing Activities was ¥2,316.1 billion mainly due to purchase, sale, and redemption of securities and Net Cash Provided by Financing Activities was ¥149.9 billion mainly due to issuance and redemption of subordinated bonds and cash dividends paid.

As a result, Cash and Cash Equivalents as of March 31, 2018 was ¥46,334.3 billion.

(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2017 and Dividend Estimates for Fiscal 2018

We continue to perform disciplined capital management policy which maintains the optimum balance between strengthening of stable capital base and steady returns to shareholders.

As for a policy to return profits to shareholders, we have implemented a steady dividend payout policy setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration.

Based on this policy, we have decided to make cash dividend payments on common stock of ¥3.75 as year-end dividends for the fiscal year ended March 31, 2018 (annual cash dividends of ¥7.50 including interim dividends of ¥3.75) as predicted in Dividend Estimates for Fiscal 2017.

The board of directors has considered thoroughly and decided the above cash dividend payments taking into account our business environment comprehensively such as the financial result for fiscal 2017 in which Profit Attributable to Owners of Parent amounted to ¥576.5 billion and achieved earnings estimates, future earnings forecasts, profit base, capital, and domestic and international regulation trends such as the Basel framework.

Common Stock	¥3.75 per share	(as predicted in Dividend Estimates for Fiscal 2017)
Annual cash dividends including interim dividends	¥7.50 per share	(as predicted in Dividend Estimates for Fiscal 2017)

Furthermore, in accordance with the Articles of Incorporation, we decide distribution of dividends from surplus not by the resolution at the general meeting of shareholders but by the resolution at the board of directors unless otherwise stipulated by laws and regulations. We have decided the year-end cash dividend payments on common stock for the fiscal year ended March 31, 2018 at the board of directors held today.

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Mizuho Financial Group, Inc.

For fiscal 2018, we continuously aim to make steady dividend payouts setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration and realize steady returns to shareholders. We will comprehensively consider the business environment such as the Group’s business results, profit base, capital, and domestic and international regulation trends such as the Basel framework in determining cash dividend payments.

As for the dividend estimates of common stock for fiscal 2018, we predict cash dividend payments of ¥7.50 per share of common stock, which is the same as fiscal 2017. We intend to continue payments of cash dividends at the interim period to return profits to shareholders in a timely manner.

(Dividend Estimates for Fiscal 2018)
Common Stock	Cash Dividends per Share	¥7.50
	of which Interim Dividends	¥3.75

2. Basic Stance on Selection of Accounting Standards

MHFG prepares its consolidated financial statements in accordance with Japanese Generally Accepted Accounting Principles. With respect to International Financial Reporting Standards (IFRS), in light of possible adoption in the future, MHFG is continuing research and study on the situation in Japan and Overseas and/or the development of IFRS.

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Mizuho Financial Group, Inc.

3. Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2017	As of March 31, 2018
Assets
Cash and Due from Banks	¥47,129,583	¥47,725,360
Call Loans and Bills Purchased	1,035,746	715,149
Receivables under Resale Agreements	8,967,777	8,080,873
Guarantee Deposits Paid under Securities Borrowing Transactions	3,350,051	4,350,527
Other Debt Purchased	2,745,204	2,713,742
Trading Assets	10,361,787	10,507,133
Money Held in Trust	247,583	337,429
Securities	32,353,158	34,183,033
Loans and Bills Discounted	78,337,793	79,421,473
Foreign Exchange Assets	1,828,782	1,941,677
Derivatives other than for Trading Assets	2,170,750	1,807,999
Other Assets	4,180,339	4,588,484
Tangible Fixed Assets	1,136,329	1,111,128
Buildings	348,068	341,533
Land	641,284	628,836
Lease Assets	26,210	25,468
Construction in Progress	22,134	24,975
Other Tangible Fixed Assets	98,631	90,314
Intangible Fixed Assets	1,045,486	1,092,708
Software	308,595	285,284
Goodwill	74,772	70,515
Lease Assets	16,013	17,756
Other Intangible Fixed Assets	646,105	719,152
Net Defined Benefit Asset	797,762	996,173
Deferred Tax Assets	56,066	47,839
Customers’ Liabilities for Acceptances and Guarantees	5,273,581	5,723,186
Reserves for Possible Losses on Loans	(509,175)	(315,621)

Total Assets	¥200,508,610	¥205,028,300

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Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2017	As of March 31, 2018
Liabilities
Deposits	¥120,045,217	¥125,081,233
Negotiable Certificates of Deposit	10,631,277	11,382,590
Call Money and Bills Sold	1,255,172	2,105,293
Payables under Repurchase Agreements	17,969,753	16,656,828
Guarantee Deposits Received under Securities Lending Transactions	1,679,300	1,566,833
Commercial Paper	789,705	710,391
Trading Liabilities	7,923,285	8,121,543
Borrowed Money	6,307,230	4,896,218
Foreign Exchange Liabilities	526,053	445,804
Short-term Bonds	226,348	362,185
Bonds and Notes	7,564,535	7,544,256
Due to Trust Accounts	4,784,077	4,733,131
Derivatives other than for Trading Liabilities	1,784,857	1,514,483
Other Liabilities	3,883,168	3,685,585
Reserve for Bonus Payments	67,633	66,872
Reserve for Variable Compensation	3,018	3,242
Net Defined Benefit Liability	55,236	58,890
Reserve for Director and Corporate Auditor Retirement Benefits	1,327	1,460
Reserve for Possible Losses on Sales of Loans	298	1,075
Reserve for Contingencies	5,680	5,622
Reserve for Reimbursement of Deposits	19,072	20,011
Reserve for Reimbursement of Debentures	32,720	30,760
Reserves under Special Laws	2,309	2,361
Deferred Tax Liabilities	337,800	421,002
Deferred Tax Liabilities for Revaluation Reserve for Land	66,585	66,186
Acceptances and Guarantees	5,273,581	5,723,186

Total Liabilities	¥191,235,249	¥195,207,054

Net Assets
Common Stock and Preferred Stock	¥2,256,275	¥2,256,548
Capital Surplus	1,134,416	1,134,922
Retained Earnings	3,615,449	4,002,835
Treasury Stock	(4,849)	(5,997)

Total Shareholders’ Equity	7,001,291	7,388,309

Net Unrealized Gains (Losses) on Other Securities	1,289,985	1,392,392
Deferred Gains or Losses on Hedges	10,172	(67,578)
Revaluation Reserve for Land	145,609	144,277
Foreign Currency Translation Adjustments	(69,657)	(85,094)
Remeasurements of Defined Benefit Plans	144,866	293,536

Total Accumulated Other Comprehensive Income	1,520,976	1,677,534

Stock Acquisition Rights	1,754	1,163
Non-controlling Interests	749,339	754,239

Total Net Assets	9,273,361	9,821,246

Total Liabilities and Net Assets	¥200,508,610	¥205,028,300

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Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Ordinary Income	¥3,292,900	¥3,561,125
Interest Income	1,445,555	1,622,354
Interest on Loans and Bills Discounted	934,108	999,385
Interest and Dividends on Securities	279,888	282,801
Interest on Call Loans and Bills Purchased	5,234	5,569
Interest on Receivables under Resale Agreements	79,599	127,923
Interest on Securities Borrowing Transactions	13,806	17,172
Interest on Due from Banks	77,294	119,839
Other Interest Income	55,624	69,662
Fiduciary Income	50,627	55,400
Fee and Commission Income	752,982	766,612
Trading Income	326,230	276,616
Other Operating Income	338,276	304,214
Other Ordinary Income	379,228	535,927
Gains on Reversal of Reserves for Possible Losses on Loans	—	159,062
Recovery of Written-off Claims	33,630	12,203
Other	345,597	364,660
Ordinary Expenses	2,555,387	2,778,677
Interest Expenses	577,737	814,988
Interest on Deposits	223,564	308,018
Interest on Negotiable Certificates of Deposit	46,054	65,532
Interest on Call Money and Bills Sold	3,234	4,995
Interest on Payables under Repurchase Agreements	120,362	230,554
Interest on Securities Lending Transactions	2,793	5,500
Interest on Commercial Paper	7,386	8,284
Interest on Borrowed Money	17,832	28,285
Interest on Short-term Bonds	238	114
Interest on Bonds and Notes	123,056	142,770
Other Interest Expenses	33,214	20,932
Fee and Commission Expenses	149,439	152,262
Trading Expenses	898	829
Other Operating Expenses	92,856	141,760
General and Administrative Expenses	1,467,221	1,488,973
Other Ordinary Expenses	267,233	179,863
Provision for Reserves for Possible Losses on Loans	61,557	—
Other	205,676	179,863

Ordinary Profits	¥737,512	¥782,447

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Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Extraordinary Gains	¥58,814	¥29,756
Gains on Disposition of Fixed Assets	2,588	3,723
Other Extraordinary Gains	56,226	26,032
Extraordinary Losses	12,134	12,250
Losses on Disposition of Fixed Assets	5,197	5,219
Losses on Impairment of Fixed Assets	6,651	6,960
Other Extraordinary Losses	285	70

Income before Income Taxes	784,193	799,953

Income Taxes:
Current	196,535	190,158
Deferred	(58,800)	1,469

Total Income Taxes	137,735	191,627

Profit	646,457	608,326

Profit Attributable to Non-controlling Interests	42,913	31,778

Profit Attributable to Owners of Parent	¥603,544	¥576,547

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Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Profit	¥646,457	¥608,326
Other Comprehensive Income	(88,326)	157,233
Net Unrealized Gains (Losses) on Other Securities	(10,965)	102,332
Deferred Gains or Losses on Hedges	(155,158)	(77,205)
Revaluation Reserve for Land	(11)	(133)
Foreign Currency Translation Adjustments	(12,514)	(10,949)
Remeasurements of Defined Benefit Plans	93,588	149,473
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(3,266)	(6,284)

Comprehensive Income	558,131	765,559

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	519,532	734,303
Comprehensive Income Attributable to Non-controlling Interests	38,598	31,255

1-9

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2017

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,255,790	1,110,164	3,197,616	(3,609)	6,559,962
Cumulative Effects of Changes in Accounting Policies			1,426		1,426
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,255,790	1,110,164	3,199,042	(3,609)	6,561,388
Changes during the period
Issuance of New Shares	484	484			969
Cash Dividends			(190,001)		(190,001)
Profit Attributable to Owners of Parent			603,544		603,544
Repurchase of Treasury Stock				(1,904)	(1,904)
Disposition of Treasury Stock		(55)		663	608
Cancellation of Treasury Stock		(1)		1	—
Transfer from Revaluation Reserve for Land			2,863		2,863
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		23,823			23,823
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	484	24,251	416,406	(1,239)	439,903

Balance as of the end of the period	2,256,275	1,134,416	3,615,449	(4,849)	7,001,291

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
Balance as of the beginning of the period	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,353,244
Cumulative Effects of Changes in Accounting Policies									1,426
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,354,670
Changes during the period
Issuance of New Shares									969
Cash Dividends									(190,001)
Profit Attributable to Owners of Parent									603,544
Repurchase of Treasury Stock									(1,904)
Disposition of Treasury Stock									608
Cancellation of Treasury Stock									—
Transfer from Revaluation Reserve for Land									2,863
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									23,823
Net Changes in Items other than Shareholders’ Equity	(6,054)	(155,091)	(2,874)	(15,967)	93,113	(86,875)	(1,008)	(433,328)	(521,212)

Total Changes during the period	(6,054)	(155,091)	(2,874)	(15,967)	93,113	(86,875)	(1,008)	(433,328)	(81,308)

Balance as of the end of the period	1,289,985	10,172	145,609	(69,657)	144,866	1,520,976	1,754	749,339	9,273,361

1-10

Mizuho Financial Group, Inc.

For the fiscal year ended March 31, 2018

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,275	1,134,416	3,615,449	(4,849)	7,001,291
Changes during the period
Issuance of New Shares	273	273			546
Cash Dividends			(190,360)		(190,360)
Profit Attributable to Owners of Parent			576,547		576,547
Repurchase of Treasury Stock				(2,431)	(2,431)
Disposition of Treasury Stock		(53)		1,283	1,229
Transfer from Revaluation Reserve for Land			1,198		1,198
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		287			287
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	273	506	387,385	(1,148)	387,017

Balance as of the end of the period	2,256,548	1,134,922	4,002,835	(5,997)	7,388,309

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
Balance as of the beginning of the period	1,289,985	10,172	145,609	(69,657)	144,866	1,520,976	1,754	749,339	9,273,361
Changes during the period
Issuance of New Shares									546
Cash Dividends									(190,360)
Profit Attributable to Owners of Parent									576,547
Repurchase of Treasury Stock									(2,431)

Disposition of Treasury Stock									1,229
Transfer from Revaluation Reserve for Land									1,198
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									287
Net Changes in Items other than Shareholders’ Equity	102,407	(77,750)	(1,331)	(15,437)	148,670	156,558	(590)	4,899	160,867

Total Changes during the period	102,407	(77,750)	(1,331)	(15,437)	148,670	156,558	(590)	4,899	547,884

Balance as of the end of the period	1,392,392	(67,578)	144,277	(85,094)	293,536	1,677,534	1,163	754,239	9,821,246

1-11

Mizuho Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	Millions of yen
	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Cash Flow from Operating Activities
Income before Income Taxes	¥784,193	¥799,953
Depreciation	166,265	173,660
Losses on Impairment of Fixed Assets	6,651	6,960
Amortization of Goodwill	2,816	4,154
Losses (Gains) on Step Acquisition	(56,226)	—
Equity in Loss (Gain) from Investments in Affiliates	(18,899)	(21,474)
Increase (Decrease) in Reserves for Possible Losses on Loans	57,472	(194,197)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	31	777
Increase (Decrease) in Reserve for Contingencies	(254)	207
Increase (Decrease) in Reserve for Bonus Payments	5,809	(18)
Increase (Decrease) in Reserve for Variable Compensation	182	223
Decrease (Increase) in Net Defined Benefit Asset	(17,677)	(24,803)
Increase (Decrease) in Net Defined Benefit Liability	3,740	3,756
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(358)	175
Increase (Decrease) in Reserve for Reimbursement of Deposits	2,917	939
Increase (Decrease) in Reserve for Reimbursement of Debentures	(6,524)	(1,959)
Interest Income—accrual basis	(1,445,555)	(1,622,354)
Interest Expenses—accrual basis	577,737	814,988
Losses (Gains) on Securities	(357,710)	(263,312)
Losses (Gains) on Money Held in Trust	292	(139)
Foreign Exchange Losses (Gains)—net	107,847	229,892
Losses (Gains) on Disposition of Fixed Assets	2,608	1,495
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	—	(26,032)
Decrease (Increase) in Trading Assets	2,426,324	(132,951)
Increase (Decrease) in Trading Liabilities	(2,142,414)	154,664
Decrease (Increase) in Derivatives other than for Trading Assets	946,548	354,027
Increase (Decrease) in Derivatives other than for Trading Liabilities	(748,426)	(260,185)
Decrease (Increase) in Loans and Bills Discounted	(5,192,399)	(1,431,302)
Increase (Decrease) in Deposits	15,000,099	5,305,719
Increase (Decrease) in Negotiable Certificates of Deposit	(919,375)	865,593
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(1,139,322)	(1,371,484)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(416,740)	(9,678)
Decrease (Increase) in Call Loans, etc.	(1,333,261)	1,030,590
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	57,338	(1,000,475)
Increase (Decrease) in Call Money, etc.	152,026	122,103
Increase (Decrease) in Commercial Paper	(216,041)	(37,576)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(929,671)	(112,466)
Decrease (Increase) in Foreign Exchange Assets	(410,914)	(141,992)
Increase (Decrease) in Foreign Exchange Liabilities	33,814	(80,565)
Increase (Decrease) in Short-term Bonds (Liabilities)	(422,033)	135,837
Increase (Decrease) in Bonds and Notes	745,704	(411,073)
Increase (Decrease) in Due to Trust Accounts	(283,413)	(50,946)
Interest and Dividend Income—cash basis	1,454,769	1,602,227
Interest Expenses—cash basis	(553,494)	(797,725)
Other—net	(987,540)	(475,640)

Subtotal	4,936,937	3,139,593

Cash Refunded (Paid) in Income Taxes	(246,806)	(172,892)

Net Cash Provided by (Used in) Operating Activities	4,690,131	2,966,701

1-12

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Cash Flow from Investing Activities
Payments for Purchase of Securities	(46,111,207)	(60,973,137)
Proceeds from Sale of Securities	41,930,689	42,292,827
Proceeds from Redemption of Securities	10,419,553	16,679,426
Payments for Increase in Money Held in Trust	(88,905)	(155,042)
Proceeds from Decrease in Money Held in Trust	28,521	61,626
Payments for Purchase of Tangible Fixed Assets	(105,634)	(57,974)
Payments for Purchase of Intangible Fixed Assets	(285,561)	(181,647)
Proceeds from Sale of Tangible Fixed Assets	8,932	16,385
Proceeds from Sale of Intangible Fixed Assets	2	0
Proceeds from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)	—	1,337

Net Cash Provided by (Used in) Investing Activities	5,796,391	(2,316,197)

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	25,000	35,000
Repayments of Subordinated Borrowed Money	(80,000)	(69,000)
Proceeds from Issuance of Subordinated Bonds	795,000	574,000
Payments for Redemption of Subordinated Bonds	(76,000)	(172,600)
Proceeds from Issuance of Common Stock	6	3
Proceeds from Investments by Non-controlling Shareholders	3,322	1,450
Repayments to Non-controlling Shareholders	(467,320)	(1,065)
Cash Dividends Paid	(190,031)	(190,382)
Cash Dividends Paid to Non-controlling Shareholders	(31,168)	(25,832)
Payments for Purchase of Stocks of Subsidiaries (not affecting the scope of consolidation)	(216)	—
Payments for Repurchase of Treasury Stock	(1,434)	(1,611)
Proceeds from Sale of Treasury Stock	0	0
Payments for Repurchase of Treasury Stock of Subsidiaries	(1,695)	—

Net Cash Provided by (Used in) Financing Activities	(24,537)	149,962

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(27,645)	10,203

Net Increase (Decrease) in Cash and Cash Equivalents	10,434,339	810,670

Cash and Cash Equivalents at the beginning of the fiscal year	35,089,122	45,523,663
Net Increase (Decrease) in Cash and Cash Equivalents from Merger of Consolidated Subsidiaries	201	—

Cash and Cash Equivalents at the end of the fiscal year	¥45,523,663	¥46,334,334

1-13

Mizuho Financial Group, Inc.

(5) Notes regarding Consolidated Financial Statements

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

1-14

Mizuho Financial Group, Inc.

(Business Segment Information)

1. Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs. Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc., and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans), and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting:

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income, and Other Operating Income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General and administrative expenses (excluding non-recurring expenses), Equity in income from investments in affiliates, and Others (consolidation adjustments) are deducted from, or added to, Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market prices.

1-15

Mizuho Financial Group, Inc.

3. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

	Millions of yen
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits (excluding the amounts of credit costs of trust accounts)	726,200	433,000	352,600	381,700	50,200	(28,342)	1,915,357
General and administrative expenses (excluding Non-Recurring Losses)	723,300	197,700	254,800	200,900	27,600	53,822	1,458,122
Equity in income from investments in affiliates	12,700	1,000	2,400	—	3,100	2,274	21,474
Others	—	—	—	—	—	(20,888)	(20,888)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	15,600	236,300	100,200	180,800	25,700	(100,779)	457,820

(Notes) 1.	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.

2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

1-16

Mizuho Financial Group, Inc.

4. The difference between the total amounts of reportable segments and the recorded amounts in the Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in the Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of Segment Information and Ordinary Profits recorded in the Consolidated Statement of Income

Millions of yen
Amount
Gross profits (excluding the amounts of credit costs of trust accounts)	1,915,357
Other Ordinary Income	535,927
General and Administrative Expenses	(1,488,973)
Other Ordinary Expenses	(179,863)

Ordinary Profits recorded in Consolidated Statement of Income	782,447

(2)	The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of Segment Information and Income before Income Taxes recorded in the Consolidated Statement of Income

Millions of yen
Amount
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	457,820
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	(30,851)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(17,014)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	173,327
Net Gains (Losses) related to Stocks	272,035
Net Extraordinary Gains (Losses)	17,506
Others	(72,870)

Income before Income Taxes recorded in Consolidated Statement of Income	799,953

1-17

Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

		Fiscal 2016	Fiscal 2017
Net Assets per Share of Common Stock		¥335.96	¥357.41
Net Income per Share of Common Stock		¥23.86	¥22.72
Diluted Net Income per Share of Common Stock		¥23.78	¥22.72

1. Total Net Assets per Share of Common Stock is based on the following information:
		Fiscal 2016	Fiscal 2017
Net Assets per Share of Common Stock
Total Net Assets	¥ million	9,273,361	9,821,246
Deductions from Total Net Assets	¥ million	751,093	755,403
Stock Acquisition Rights	¥ million	1,754	1,163
Non-Controlling Interests	¥ million	749,339	754,239
Net Assets (year-end) related to Common Stock	¥ million	8,522,268	9,065,843
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	25,366,315	25,364,815

2. Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:
		Fiscal 2016	Fiscal 2017
Net Income per Share of Common Stock
Profit Attributable to Owners of Parent	¥ million	603,544	576,547
Amount not attributable to Common Stock	¥ million	—	—
Profit Attributable to Owners of Parent related to Common Stock	¥ million	603,544	576,547
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	25,285,898	25,366,345

Diluted Net Income per Share of Common Stock
Adjustment to Profit Attributable to Owners of Parent	¥ million	—	—
Increased Number of Shares of Common Stock	Thousands of shares	94,403	7,585
Preferred Stock	Thousands of shares	82,993	—
Stock Acquisition Rights	Thousands of shares	11,409	7,585
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

3. In the calculation of Net Assets per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the number of issued shares as of March 31, 2017 and 2018. The numbers of such Treasury Stock shares deducted during the period ended March 31, 2017 and 2018 are 9,000 thousand and 13,319 thousand, respectively. In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average numbers of such Treasury Stock shares deducted during the period ended March 31, 2017 and 2018 are 6,000 thousand and 11,815 thousand, respectively.

(Subsequent Events)

There is no applicable information.

1-18

SELECTED FINANCIAL INFORMATION

For Fiscal 2017

<Under Japanese GAAP>

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR FISCAL 2017	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Interest Margins (Domestic Operations)	NON		2- 5

3. Use and Source of Funds	NON		2- 6

4. Net Gains/Losses on Securities	CON	NON	2- 7

5. Unrealized Gains/Losses on Securities	CON	NON	2- 9

6. Projected Redemption Amounts for Securities	NON		2- 11

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2- 12

8. Employee Retirement Benefits	NON	CON	2- 13

9. Capital Ratio	CON	NON	2- 15

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 16

2. Status of Reserves for Possible Losses on Loans	CON	NON	2- 18

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 19

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2- 20

5. Coverage on Disclosed Claims under the FRA	NON		2- 22

6. Overview of Non-Performing Loans(“NPLs”)	NON		2- 24

7. Results of Removal of NPLs from the Balance Sheet	NON		2- 25

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2- 26

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry	NON		2- 28

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2- 29

(2) Loans to SMEs and Individual Customers	NON		2- 29

10. Status of Loans by Region	NON		2- 30

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2- 31

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2- 33

2. Number of Directors and Employees			2- 34

3. Number of Offices			2- 34

4. Earnings Plan for Fiscal 2018	CON	NON	2- 35

Attachments			Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2- 36
Comparison of Non-Consolidated Statements of Income (selected items)			2- 37
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2- 38
Comparison of Non-Consolidated Statements of Income (selected items)			2- 39
Statement of Trust Assets and Liabilities			2- 40
Comparison of Balances of Principal Items			2- 41
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2- 42
Comparison of Non-Consolidated Statements of Income (selected items)			2- 43

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), and our report on Form 6-K furnished to the SEC on December 28, 2017, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2017

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2017
			Change	Fiscal 2016
Consolidated Gross Profits	1	1,915,357	(177,382)	2,092,740
Net Interest Income	2	807,366	(60,451)	867,818
Fiduciary Income	3	55,400	4,772	50,627
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	614,349	10,807	603,542
Net Trading Income	6	275,786	(49,545)	325,332
Net Other Operating Income	7	162,454	(82,965)	245,419
General and Administrative Expenses	8	(1,488,973)	(21,752)	(1,467,221)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(17,014)	63,187	(80,201)
Losses on Write-offs of Loans	10	(15,542)	285	(15,827)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	173,327	140,665	32,662
Net Gains (Losses) related to Stocks	12	272,035	29,890	242,145
Equity in Income from Investments in Affiliates	13	21,474	2,575	18,899
Other	14	(93,759)	7,751	(101,510)

Ordinary Profits	15	782,447	44,934	737,512

Net Extraordinary Gains (Losses)	16	17,506	(29,174)	46,680
Income before Income Taxes	17	799,953	15,760	784,193
Income Taxes - Current	18	(190,158)	6,377	(196,535)
- Deferred	19	(1,469)	(60,269)	58,800
Profit	20	608,326	(38,131)	646,457
Profit Attributable to Non-controlling Interests	21	(31,778)	11,134	(42,913)

Profit Attributable to Owners of Parent	22	576,547	(26,997)	603,544

Credit-related Costs (including Credit Costs for Trust Accounts)	23	156,313	203,852	(47,539)

* Credit-related Costs [23] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	457,820	(205,595)	663,416

* Consolidated Net Business Profits [24] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	124	(15)	139
Number of affiliates under the equity method	26	19	1	18

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2017				Fiscal 2016
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,178,840	114,510	1,293,350	(148,124)	1,441,475
Domestic Gross Profits	2	770,499	111,210	881,709	(80,870)	962,580
Net Interest Income	3	472,597	22,383	494,980	(46,384)	541,365
Fiduciary Income	4		54,819	54,819	4,743	50,075
Trust Fees for Jointly Operated Designated Money Trust	5		3,531	3,531	283	3,248
Credit Costs for Trust Accounts *	6		—	—	—	—
Net Fee and Commission Income	7	249,080	35,130	284,211	15,879	268,331
Net Trading Income	8	26,558	(333)	26,224	(11,282)	37,506
Net Other Operating Income	9	22,262	(788)	21,474	(43,827)	65,301
International Gross Profits	10	408,340	3,300	411,640	(67,253)	478,894
Net Interest Income	11	205,052	8,696	213,749	5,769	207,980
Net Fee and Commission Income	12	121,608	(798)	120,809	(18,446)	139,256
Net Trading Income	13	29,503	1,228	30,731	(13,352)	44,084
Net Other Operating Income	14	52,176	(5,825)	46,350	(41,224)	87,574
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(882,428)	(82,349)	(964,777)	(17,618)	(947,159)
Expense Ratio	16	74.8%	71.9%	74.5%	8.8%	65.7%
Personnel Expenses	17	(337,331)	(39,565)	(376,896)	(18,978)	(357,918)
Non-Personnel Expenses	18	(489,659)	(39,400)	(529,060)	377	(529,437)
Premium for Deposit Insurance	19	(31,533)	(1,372)	(32,906)	669	(33,576)
Miscellaneous Taxes	20	(55,437)	(3,382)	(58,820)	982	(59,803)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	296,411	32,161	328,573	(165,742)	494,316
Excluding Net Gains (Losses) related to Bonds	22	310,286	38,695	348,982	(48,773)	397,756

Reversal of (Provision for) General Reserve for Losses on Loans	23	—	—	—	45,148	(45,148)

Net Business Profits	24	296,411	32,161	328,573	(120,594)	449,167
Net Gains (Losses) related to Bonds	25	(13,875)	(6,533)	(20,409)	(116,969)	96,560

Net Non-Recurring Gains (Losses)	26	262,726	25,205	287,931	214,224	73,707
Net Gains (Losses) related to Stocks	27	237,047	29,300	266,347	55,841	210,506
Expenses related to Portfolio Problems	28	(14,596)	(1)	(14,597)	21,483	(36,081)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	164,921	2,929	167,851	135,941	31,909
Other	30	(124,646)	(7,023)	(131,669)	957	(132,627)

Ordinary Profits	31	559,137	57,366	616,504	93,629	522,875

Net Extraordinary Gains (Losses)	32	23,771	(757)	23,013	29,581	(6,568)
Net Gains (Losses) on Disposition of Fixed Assets	33	(2,025)	106	(1,919)	(54)	(1,864)
Losses on Impairment of Fixed Assets	34	(3,199)	(864)	(4,063)	639	(4,703)
Gains on Cancellation of Employee Retirement Benefit Trust	35	26,032	—	26,032	26,032	—
Income before Income Taxes	36	582,908	56,609	639,518	123,211	516,306
Income Taxes - Current	37	(135,348)	(13,097)	(148,445)	(2,171)	(146,273)
- Deferred	38	1,332	761	2,093	(15,922)	18,016

Net Income	39	448,893	44,272	493,165	105,116	388,049

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	40	150,325	2,927	153,253	202,573	(49,320)

* Credit-related Costs [40] =  Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	41		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	42	136,412	2,855	139,268	183,876	(44,608)
Losses on Write-offs of Loans	43	(1,991)	(1)	(1,993)	(21,151)	19,158
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	44	18,506	73	18,580	38,404	(19,824)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	45	1	0	1	(8)	10
Reversal of (Provision for) Reserve for Contingencies	46	(4)	—	(4)	(542)	538
Other (including Losses on Sales of Loans)	47	(2,599)	—	(2,599)	1,995	(4,595)
Total	48	150,325	2,927	153,253	202,573	(49,320)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2017		Fiscal 2016
			Change
Gross Profits	1	1,178,840	(141,536)	1,320,376
Domestic Gross Profits	2	770,499	(77,922)	848,421
Net Interest Income	3	472,597	(44,662)	517,259
Net Fee and Commission Income	4	249,080	13,067	236,012
Net Trading Income	5	26,558	(7,196)	33,754
Net Other Operating Income	6	22,262	(39,131)	61,393
International Gross Profits	7	408,340	(63,614)	471,955
Net Interest Income	8	205,052	2,553	202,499
Net Fee and Commission Income	9	121,608	(18,637)	140,245
Net Trading Income	10	29,503	(17,151)	46,654
Net Other Operating Income	11	52,176	(30,379)	82,555
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(882,428)	(15,881)	(866,546)
Expense Ratio	13	74.8%	9.2%	65.6%
Personnel Expenses	14	(337,331)	(16,989)	(320,341)
Non-Personnel Expenses	15	(489,659)	561	(490,220)
Premium for Deposit Insurance	16	(31,533)	626	(32,159)
Miscellaneous Taxes	17	(55,437)	546	(55,984)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	296,411	(157,418)	453,830
Excluding Net Gains (Losses) related to Bonds	19	310,286	(56,078)	366,365

Reversal of (Provision for) General Reserve for Losses on Loans	20	—	45,148	(45,148)
Net Business Profits	21	296,411	(112,270)	408,681
Net Gains (Losses) related to Bonds	22	(13,875)	(101,340)	87,465

Net Non-Recurring Gains (Losses)	23	262,726	211,608	51,117
Net Gains (Losses) related to Stocks	24	237,047	56,783	180,263
Expenses related to Portfolio Problems	25	(14,596)	21,482	(36,079)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	26	164,921	133,869	31,052
Other	27	(124,646)	(527)	(124,119)

Ordinary Profits	28	559,137	99,338	459,799

Net Extraordinary Gains (Losses)	29	23,771	28,616	(4,845)
Net Gains (Losses) on Disposition of Fixed Assets	30	(2,025)	(400)	(1,625)
Losses on Impairment of Fixed Assets	31	(3,199)	20	(3,219)
Gains on Cancellation of Employee Retirement Benefit Trust	32	26,032	26,032	—
Income before Income Taxes	33	582,908	127,954	454,954
Income Taxes - Current	34	(135,348)	(5,862)	(129,486)
- Deferred	35	1,332	(15,766)	17,098

Net Income	36	448,893	106,326	342,566

Credit-related Costs	37	150,325	200,500	(50,175)

* Credit-related Costs [37] =  Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Losses on Loans [20] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	38	136,412	181,560	(45,148)
Losses on Write-offs of Loans	39	(1,991)	(21,152)	19,160
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	18,506	38,647	(20,141)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	1	(8)	10
Reversal of (Provision for) Reserve for Contingencies	42	(4)	(542)	538
Other (including Losses on Sales of Loans)	43	(2,599)	1,995	(4,595)
Total	44	150,325	200,500	(50,175)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2017		Fiscal 2016
			Change
Gross Profits	1	114,510	(6,587)	121,098
Domestic Gross Profits	2	111,210	(2,948)	114,159
Net Interest Income	3	22,383	(1,721)	24,105
Fiduciary Income	4	54,819	4,743	50,075
Trust Fees for Jointly Operated Designated Money Trust	5	3,531	283	3,248
Credit Costs for Trust Accounts *	6	—	—	—
Net Fee and Commission Income	7	35,130	2,811	32,318
Net Trading Income	8	(333)	(4,085)	3,751
Net Other Operating Income	9	(788)	(4,696)	3,907
International Gross Profits	10	3,300	(3,639)	6,939
Net Interest Income	11	8,696	3,216	5,480
Net Fee and Commission Income	12	(798)	190	(989)
Net Trading Income	13	1,228	3,798	(2,570)
Net Other Operating Income	14	(5,825)	(10,844)	5,018
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(82,349)	(1,736)	(80,612)
Expense Ratio	16	71.9%	5.3%	66.5%
Personnel Expenses	17	(39,565)	(1,988)	(37,577)
Non-Personnel Expenses	18	(39,400)	(183)	(39,216)
Premium for Deposit Insurance	19	(1,372)	43	(1,416)
Miscellaneous Taxes	20	(3,382)	435	(3,818)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	32,161	(8,324)	40,485
Excluding Net Gains (Losses) related to Bonds	22	38,695	7,304	31,390

Reversal of (Provision for) General Reserve for Losses on Loans	23	—	—	—

Net Business Profits	24	32,161	(8,324)	40,485
Net Gains (Losses) related to Bonds	25	(6,533)	(15,628)	9,095

Net Non-Recurring Gains (Losses)	26	25,205	2,615	22,589
Net Gains (Losses) related to Stocks	27	29,300	(942)	30,243
Expenses related to Portfolio Problems	28	(1)	0	(2)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	2,929	2,072	856
Other	30	(7,023)	1,484	(8,508)

Ordinary Profits	31	57,366	(5,708)	63,075

Net Extraordinary Gains (Losses)	32	(757)	965	(1,722)
Net Gains (Losses) on Disposition of Fixed Assets	33	106	345	(239)
Losses on Impairment of Fixed Assets	34	(864)	619	(1,483)
Income before Income Taxes	35	56,609	(4,743)	61,352
Income Taxes - Current	36	(13,097)	3,690	(16,787)
- Deferred	37	761	(156)	917

Net Income	38	44,272	(1,210)	45,482

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	2,927	2,073	854

* Credit-related Costs [39]   =  Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	2,855	2,315	540
Losses on Write-offs of Loans	42	(1)	0	(2)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	73	(243)	316
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	0	0	0
Reversal of (Provision for) Reserve for Contingencies	45	—	—	—
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	2,927	2,073	854

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			Fiscal 2017		Fiscal 2016
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.51	(0.05)	0.56
Return on Loans and Bills Discounted *1		2	0.82	(0.04)	0.87
Return on Securities		3	0.42	(0.08)	0.51
Cost of Funding (including Expenses)		4	0.73	0.00	0.73
Cost of Deposits (including Expenses)		5	0.76	(0.02)	0.79
Cost of Deposits *2		6	0.00	(0.00)	0.00
Cost of Other External Liabilities		7	0.36	0.14	0.21

Net Interest Margin	(1)-(4)	8	(0.22)	(0.05)	(0.17)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.06	(0.02)	0.08
Loan and Deposit Rate Margin	(2)-(6)	10	0.82	(0.04)	0.86

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	0.87	(0.06)	0.94
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.10	(0.04)	0.14
Loan and Deposit Rate Margin	(11)-(6)	13	0.86	(0.06)	0.93

			(%)
			Fiscal 2017		Fiscal 2016
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	0.48	(0.00)	0.49
Return on Loans and Bills Discounted *1		15	0.64	(0.03)	0.67
Return on Securities		16	0.99	0.20	0.78
Cost of Funding		17	0.09	0.00	0.09
Cost of Deposits *2		18	0.02	(0.00)	0.03

Net Interest Margin	(14)-(17)	19	0.39	(0.01)	0.40
Loan and Deposit Rate Margin	(15)-(18)	20	0.61	(0.02)	0.64

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.68	(0.04)	0.73
Loan and Deposit Rate Margin	(21)-(18)	22	0.65	(0.04)	0.69

(Reference)			(%)
			Fiscal 2017		Fiscal 2016
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted *1		23	0.81	(0.04)	0.86
Cost of Deposits *2		24	0.00	(0.00)	0.00
Loan and Deposit Rate Margin	(23)-(24)	25	0.81	(0.04)	0.85
*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.86	(0.06)	0.92
Loan and Deposit Rate Margin	(26)-(24)	27	0.85	(0.06)	0.91

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2017				Fiscal 2016
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	147,185,582	0.90	2,540,309	0.07	144,645,273	0.83
Loans and Bills Discounted	70,263,089	1.25	(685,059)	0.09	70,948,149	1.15
Securities	31,936,522	0.82	677,215	0.00	31,259,306	0.82

Source of Funds	146,158,282	0.44	2,012,548	0.10	144,145,734	0.33
Deposits	109,849,336	0.25	4,378,766	0.06	105,470,570	0.18
NCDs	11,247,266	0.57	568,217	0.15	10,679,049	0.41

(Domestic Operations)

Use of Funds	102,288,361	0.51	1,694,490	(0.05)	100,593,870	0.56
Loans and Bills Discounted	46,264,657	0.81	(275,520)	(0.04)	46,540,177	0.86
Securities	20,057,409	0.42	789,646	(0.08)	19,267,763	0.51

Source of Funds	101,252,229	0.04	1,325,922	(0.00)	99,926,307	0.04
Deposits	85,817,590	0.00	3,899,783	(0.00)	81,917,806	0.00
NCDs	5,868,090	0.00	(35,327)	(0.00)	5,903,418	0.01

(International Operations)

Use of Funds	47,784,837	1.75	(24,682)	0.37	47,809,520	1.38
Loans and Bills Discounted	23,998,432	2.09	(409,539)	0.38	24,407,971	1.71
Securities	11,879,112	1.50	(112,430)	0.19	11,991,543	1.31

Source of Funds	47,793,668	1.32	(183,875)	0.37	47,977,543	0.95
Deposits	24,031,746	1.12	478,982	0.32	23,552,763	0.79
NCDs	5,379,176	1.20	603,545	0.27	4,775,630	0.92

Mizuho Trust & Banking (Banking Account)
	(Millions of yen, %)
	Fiscal 2017				Fiscal 2016
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	6,335,217	0.68	(206,992)	0.08	6,542,210	0.60
Loans and Bills Discounted	3,357,370	0.75	(82,821)	0.00	3,440,191	0.75
Securities	1,022,248	1.34	(172,839)	0.31	1,195,088	1.02

Source of Funds	6,594,263	0.19	(3,343)	0.03	6,597,607	0.15
Deposits	3,420,709	0.03	221,563	(0.00)	3,199,146	0.03
NCDs	314,956	0.01	27,560	(0.01)	287,396	0.02

(Domestic Operations)

Use of Funds	5,800,727	0.48	(206,246)	(0.00)	6,006,974	0.49
Loans and Bills Discounted	3,107,932	0.64	(103,363)	(0.03)	3,211,295	0.67
Securities	678,513	0.99	(122,307)	0.20	800,821	0.78

Source of Funds	6,046,848	0.09	4,762	0.00	6,042,086	0.09
Deposits	3,411,941	0.02	232,713	(0.00)	3,179,228	0.03
NCDs	314,956	0.01	27,560	(0.01)	287,396	0.02

(International Operations)

Use of Funds	621,380	2.55	(36,411)	1.01	657,792	1.53
Loans and Bills Discounted	249,437	2.18	20,541	0.37	228,896	1.80
Securities	343,735	2.02	(50,531)	0.51	394,267	1.50

Source of Funds	634,305	1.13	(43,771)	0.44	678,076	0.68
Deposits	8,768	0.95	(11,149)	0.14	19,918	0.80
NCDs	—	—	—	—	—	—

2-6

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	Fiscal 2017		Fiscal 2016
		Change
Net Gains (Losses) related to Bonds	(20,773)	(118,590)	97,817
Gains on Sales and Others	70,926	(79,799)	150,725
Losses on Sales and Others	(88,772)	(40,755)	(48,016)
Impairment (Devaluation)	(2,045)	(795)	(1,250)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(881)	2,759	(3,641)

	Fiscal 2017		Fiscal 2016
		Change
Net Gains (Losses) related to Stocks	272,035	29,890	242,145
Gains on Sales	316,471	20,619	295,851
Losses on Sales	(28,092)	6,625	(34,718)
Impairment (Devaluation)	(5,174)	(293)	(4,881)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(11,169)	2,937	(14,106)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2017		Fiscal 2016
		Change
Net Gains (Losses) related to Bonds	(20,409)	(116,969)	96,560
Gains on Sales and Others	71,345	(78,699)	150,045
Losses on Sales and Others	(89,827)	(41,221)	(48,606)
Impairment (Devaluation)	(1,045)	191	(1,237)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(881)	2,759	(3,641)

	Fiscal 2017		Fiscal 2016
		Change
Net Gains (Losses) related to Stocks	266,347	55,841	210,506
Gains on Sales	308,066	44,835	263,230
Losses on Sales	(26,710)	8,588	(35,299)
Impairment (Devaluation)	(3,519)	(201)	(3,317)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(319)	(319)	—
Gains (Losses) on Derivatives other than for Trading	(11,169)	2,937	(14,106)

2-7

Mizuho Financial Group, Inc.

Mizuho Bank	(Millions of yen)
	Fiscal 2017		Fiscal 2016
		Change
Net Gains (Losses) related to Bonds	(13,875)	(101,340)	87,465
Gains on Sales and Others	67,247	(68,859)	136,106
Losses on Sales and Others	(79,496)	(36,258)	(43,237)
Impairment (Devaluation)	(1,045)	191	(1,237)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(580)	3,585	(4,166)

	Fiscal 2017		Fiscal 2016
		Change
Net Gains (Losses) related to Stocks	237,047	56,783	180,263
Gains on Sales	278,402	45,815	232,587
Losses on Sales	(25,197)	10,009	(35,207)
Impairment (Devaluation)	(3,460)	(143)	(3,316)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(319)	(319)	—
Gains (Losses) on Derivatives other than for Trading	(12,378)	1,422	(13,801)

Mizuho Trust & Banking	(Millions of yen)
	Fiscal 2017		Fiscal 2016
		Change
Net Gains (Losses) related to Bonds	(6,533)	(15,628)	9,095
Gains on Sales and Others	4,098	(9,840)	13,938
Losses on Sales and Others	(10,331)	(4,962)	(5,368)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(300)	(826)	525

	Fiscal 2017		Fiscal 2016
		Change
Net Gains (Losses) related to Stocks	29,300	(942)	30,243
Gains on Sales	29,663	(979)	30,643
Losses on Sales	(1,513)	(1,421)	(92)
Impairment (Devaluation)	(59)	(58)	(1)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	1,209	1,515	(305)

2-8

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2018				As of March 31, 2017
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	31,581,138	1,954,226	2,258,682	304,455	28,480,731	1,819,224	2,103,788	284,563
Japanese Stocks	3,582,240	2,017,372	2,050,964	33,592	3,542,046	1,854,458	1,898,288	43,830
Japanese Bonds	16,535,604	5,411	37,822	32,411	13,245,155	21,181	55,861	34,680
Japanese Government Bonds	13,332,094	616	10,257	9,640	10,264,329	8,716	25,253	16,537
Other	11,463,293	(68,557)	169,894	238,451	11,693,530	(56,415)	149,638	206,053
Foreign Bonds	8,329,141	(166,095)	11,647	177,743	8,955,436	(144,305)	13,044	157,349

*   In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*   Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

     Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*   The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.

*   Unrealized Gains/Losses include ¥28,273 million and ¥34,372 million, which were recognized in the statement of income for March 31, 2018 and March 31, 2017, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2018 and March 31, 2017 are ¥1,925,952 million and ¥1,784,852 million, respectively.

*   Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2018 and March 31, 2017 are ¥1,392,392 million and ¥1,289,985 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of March 31, 2018				As of March 31, 2017
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	2,515,830	6,016	24,472	18,455	3,815,674	31,043	37,312	6,268

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2018				As of March 31, 2017
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	30,460,639	1,742,560	2,048,445	305,884	27,453,958	1,652,109	1,936,473	284,363
Japanese Stocks	3,487,425	1,929,319	1,966,186	36,866	3,462,146	1,782,436	1,828,728	46,291
Japanese Bonds	16,248,134	5,544	37,804	32,260	13,045,167	21,132	55,786	34,654
Japanese Government Bonds	13,309,191	611	10,246	9,634	10,264,086	8,702	25,240	16,537
Other	10,725,080	(192,303)	44,454	236,757	10,946,644	(151,459)	51,958	203,417
Foreign Bonds	8,029,279	(165,125)	10,979	176,105	8,627,307	(144,308)	11,822	156,130

Mizuho Bank
Other Securities	29,418,125	1,617,868	1,909,248	291,380	26,246,114	1,533,704	1,802,923	269,218
Japanese Stocks	3,260,188	1,800,836	1,834,258	33,422	3,230,939	1,658,138	1,701,579	43,440
Japanese Bonds	15,784,809	4,483	36,164	31,680	12,477,799	21,706	54,763	33,056
Japanese Government Bonds	12,918,767	68	9,164	9,095	9,765,995	9,625	24,638	15,013
Other	10,373,126	(187,451)	38,825	226,276	10,537,375	(146,141)	46,580	192,721
Foreign Bonds	7,870,983	(159,166)	10,781	169,948	8,363,660	(135,961)	11,540	147,502

Mizuho Trust & Banking
Other Securities	1,042,514	124,692	139,196	14,504	1,207,844	118,405	133,549	15,144
Japanese Stocks	227,236	128,483	131,928	3,444	231,207	124,297	127,149	2,851
Japanese Bonds	463,324	1,060	1,639	579	567,367	(574)	1,022	1,597
Japanese Government Bonds	390,424	542	1,081	539	498,091	(922)	601	1,523
Other	351,953	(4,851)	5,629	10,480	409,269	(5,318)	5,377	10,695
Foreign Bonds	158,295	(5,959)	198	6,157	263,646	(8,346)	281	8,628

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥28,273 million and ¥34,372 million, which were recognized in the statement of income (aggregate figures for the 2 banks) for March 31, 2018 and March 31, 2017, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment (aggregate figures for the 2 banks) as of March 31, 2018 and March 31, 2017 are ¥1,714,286 million and ¥1,617,737 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 30, 2018 and March 31, 2017 are as follows:

	(Millions of yen)
	As of March 31, 2018	As of March 31, 2017
Aggregate Figures	1,258,468	1,195,997
Mizuho Bank	1,159,210	1,099,468
Mizuho Trust & Banking	99,258	96,529

2-9

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2018				As of March 31, 2017
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	2,515,830	6,016	24,472	18,455	3,815,674	31,043	37,312	6,268
Mizuho Bank	2,515,830	6,016	24,472	18,455	3,815,674	31,043	37,312	6,268
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2018				As of March 31, 2017
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	108,663	216,069	218,407	2,338	108,663	168,153	168,949	795
Mizuho Bank	108,663	216,069	218,407	2,338	108,663	168,153	168,949	795
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2018		As of March 31, 2017
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,925,952	141,100	1,784,852
Japanese Stocks	1,984,272	145,563	1,838,708
Japanese Bonds	5,411	(15,769)	21,181
Japanese Government Bonds	616	(8,099)	8,716
Other	(63,731)	11,306	(75,037)
Foreign Bonds	(161,269)	1,658	(162,927)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2018		As of March 31, 2017
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,714,286	96,549	1,617,737
Japanese Stocks	1,896,219	129,532	1,766,687
Japanese Bonds	5,544	(15,587)	21,132
Japanese Government Bonds	611	(8,091)	8,702
Other	(187,477)	(17,395)	(170,081)
Foreign Bonds	(160,299)	2,631	(162,931)

2-10

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of March 31, 2018				Change				Maturity as of March 31, 2017
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	7,539.0	6,913.5	2,731.3	895.0	2,816.7	(1,114.3)	230.2	134.0	4,722.2	8,027.9	2,501.0	761.0
Japanese Government Bonds	7,098.6	5,728.2	2,230.0	100.0	2,854.0	(1,269.4)	211.9	100.0	4,244.6	6,997.6	2,018.1	—
Japanese Local Government Bonds	31.9	117.7	81.1	4.4	(9.3)	16.7	(54.3)	3.8	41.3	101.0	135.5	0.5
Japanese Corporate Bonds	408.3	1,067.6	420.1	790.6	(27.8)	138.2	72.7	30.1	436.2	929.3	347.4	760.4
Other	2,894.1	1,875.8	1,993.6	2,275.6	(118.0)	357.2	(721.3)	(309.1)	3,012.2	1,518.5	2,714.9	2,584.7

Mizuho Bank

Japanese Bonds	7,388.6	6,652.7	2,684.5	895.0	2,763.3	(1,005.7)	280.7	134.0	4,625.3	7,658.5	2,403.7	761.0
Japanese Government Bonds	6,949.0	5,512.2	2,210.0	100.0	2,794.1	(1,160.4)	271.9	100.0	4,154.9	6,672.6	1,938.1	—
Japanese Local Government Bonds	31.7	116.2	81.1	4.4	(9.5)	18.0	(54.3)	3.8	41.3	98.2	135.5	0.5
Japanese Corporate Bonds	407.8	1,024.2	393.3	790.6	(21.2)	136.5	63.2	30.1	429.0	887.7	330.1	760.4
Other	2,892.3	1,858.6	1,877.1	2,239.0	(119.2)	374.2	(651.4)	(290.9)	3,011.5	1,484.3	2,528.5	2,530.0

Mizuho Trust & Banking

Japanese Bonds	150.3	260.8	46.8	—	53.4	(108.5)	(50.4)	—	96.9	369.4	97.2	—
Japanese Government Bonds	149.6	216.0	20.0	—	59.9	(109.0)	(60.0)	—	89.7	325.0	80.0	—
Japanese Local Government Bonds	0.1	1.4	—	—	0.1	(1.3)	—	—	—	2.8	—	—
Japanese Corporate Bonds	0.5	43.3	26.8	—	(6.6)	1.7	9.5	—	7.2	41.5	17.2	—
Other	1.8	17.1	116.4	36.5	1.1	(17.0)	(69.8)	(18.1)	0.6	34.2	186.3	54.7

2-11

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2018				Change				As of March 31, 2017
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	4,482.8	11,179.7	9,588.6	25,251.2	1,945.6	(3,932.9)	2,159.1	171.8	2,537.1	15,112.7	7,429.5	25,079.4
Receive Float / Pay Fixed	204.7	1,444.8	5,631.4	7,281.0	(705.9)	(773.2)	1,909.9	430.7	910.7	2,218.0	3,721.5	6,850.3
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,687.5	12,624.6	15,220.1	32,532.3	1,239.6	(4,706.1)	4,069.0	602.5	3,447.9	17,330.8	11,151.0	31,929.7

Mizuho Bank

Receive Fixed / Pay Float	4,482.8	11,179.7	9,588.6	25,251.2	1,945.6	(3,932.9)	2,159.1	171.8	2,537.1	15,112.7	7,429.5	25,079.4
Receive Float / Pay Fixed	168.2	1,274.8	5,541.4	6,984.5	(677.0)	(885.0)	1,949.9	387.7	845.3	2,159.9	3,591.5	6,596.7
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,651.0	12,454.6	15,130.1	32,235.8	1,268.5	(4,818.0)	4,109.0	559.6	3,382.5	17,272.6	11,021.0	31,676.2

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Float / Pay Fixed	36.4	170.0	90.0	296.4	(28.9)	111.8	(40.0)	42.9	65.4	58.1	130.0	253.5
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	36.4	170.0	90.0	296.4	(28.9)	111.8	(40.0)	42.9	65.4	58.1	130.0	253.5

(Reference)

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of March 31, 2018			Change			As of March 31, 2017
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	728.5	835.1	(106.6)	(66.5)	46.9	(113.5)	795.0	788.1	6.8
Mizuho Bank	632.8	741.8	(109.0)	(52.7)	60.7	(113.4)	685.5	681.0	4.4
Mizuho Trust & Banking	95.6	93.3	2.3	(13.8)	(13.7)	(0.0)	109.5	107.1	2.3

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-12

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		Fiscal 2017	Change	Fiscal 2016
Retirement Benefit Obligations	(A)	1,236,447	(1,793)	1,238,241
Discount Rate (%)		0.02~0.98		0.02~1.09

Total Fair Value of Plan Assets	(B)	2,166,064	188,036	1,978,028
Unrecognized Actuarial Differences	(C)	(422,570)	(213,982)	(208,588)
Prepaid Pension Cost	(B)+ (C)-(A)	507,046	(24,152)	531,198

Mizuho Bank

Retirement Benefit Obligations	(A)	1,089,411	(2,925)	1,092,337
Discount Rate (%)		0.02~0.98		0.02~1.09

Total Fair Value of Plan Assets	(B)	1,943,201	168,167	1,775,033
Unrecognized Actuarial Differences	(C)	(396,336)	(195,607)	(200,728)
Prepaid Pension Cost	(B)+ (C)-(A)	457,453	(24,514)	481,968

Mizuho Trust & Banking

Retirement Benefit Obligations	(A)	147,036	1,132	145,904
Discount Rate (%)		0.02~0.98		0.02~1.09

Total Fair Value of Plan Assets	(B)	222,863	19,868	202,994
Unrecognized Actuarial Differences	(C)	(26,234)	(18,374)	(7,859)
Prepaid Pension Cost	(B)+ (C)-(A)	49,592	361	49,230

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2017	Change	Fiscal 2016
Service Cost	(27,465)	1,327	(28,793)
Interest Cost	(4,646)	(920)	(3,726)
Expected Return on Plan Assets	30,331	(583)	30,914
Accumulation (Amortization) of Unrecognized Actuarial Differences	(22,223)	13,579	(35,803)
Gains on Cancellation of Employee Retirement Benefit Trust	26,032	26,032	—
Other	(2,391)	128	(2,520)

Total	(362)	39,565	(39,927)

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.

Mizuho Bank

	(Millions of yen)
	Fiscal 2017	Change	Fiscal 2016
Service Cost	(23,367)	1,220	(24,587)
Interest Cost	(4,094)	(807)	(3,286)
Expected Return on Plan Assets	27,558	(192)	27,750
Accumulation (Amortization) of Unrecognized Actuarial Differences	(18,050)	12,345	(30,396)
Gains on Cancellation of Employee Retirement Benefit Trust	26,032	26,032	—
Other	(2,184)	47	(2,231)

Total	5,894	38,646	(32,751)

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.

Mizuho Trust & Banking

	(Millions of yen)
	Fiscal 2017	Change	Fiscal 2016
Service Cost	(4,097)	107	(4,205)
Interest Cost	(552)	(112)	(439)
Expected Return on Plan Assets	2,772	(391)	3,164
Accumulation (Amortization) of Unrecognized Actuarial Differences	(4,172)	1,234	(5,407)
Other	(206)	81	(288)

Total	(6,256)	919	(7,176)

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		As of March 31, 2018	Change	As of March 31, 2017
Retirement Benefit Obligations	(A)	1,441,383	8,012	1,433,371
Fair Value of Plan Assets	(B)	2,378,667	202,769	2,175,897
Unrecognized Actuarial Differences	(C)	(418,093)	(216,485)	(201,608)
Net Defined Benefit Asset	(D)	996,173	198,411	797,762
Net Defined Benefit Liability	(A)-(B)+(D)	58,890	3,653	55,236

Income (Expenses) related to Employee Retirement Benefits

	(Millions of yen)
	Fiscal 2017	Change	Fiscal 2016
Service Cost	(40,549)	2,753	(43,302)
Interest Cost	(5,737)	(1,050)	(4,686)
Expected Return on Plan Assets	33,609	(1,253)	34,862
Accumulation (Amortization) of Unrecognized Actuarial Differences	(23,824)	14,874	(38,699)
Gains on Cancellation of Employee Retirement Benefit Trust	26,032	26,032	—
Other	(6,361)	484	(6,846)

Total	(16,831)	41,840	(58,672)

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.

2-14

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of March 31, 2018 (Preliminary)	Change	As of March 31, 2017
(1) Total Capital Ratio	18.24	1.96	16.28
(2) Tier 1 Capital Ratio	15.44	2.14	13.30
(3) Common Equity Tier 1 Capital Ratio	12.49	1.15	11.34
(4) Total Capital	10,860.4	809.4	10,050.9
(5) Tier 1 Capital	9,192.2	980.7	8,211.5
(6) Common Equity Tier 1 Capital	7,437.0	435.3	7,001.6
(7) Risk weighted Assets	59,528.9	(2,188.1)	61,717.1
(8) Total Required Capital (7)X8%	4,762.3	(175.0)	4,937.3
Mizuho Bank International Standard
	Consolidated		As of March 31, 2017	Non-Consolidated
	As of March 31, 2018 (Preliminary)	Change		As of March 31, 2018 (Preliminary)
(1) Total Capital Ratio	18.52	2.32	16.20	18.72
(2) Tier 1 Capital Ratio	15.61	2.27	13.34	15.73
(3) Common Equity Tier 1 Capital Ratio	12.34	1.18	11.16	12.32
(4) Total Capital	9,881.4	732.9	9,148.5	9,619.0
(5) Tier 1 Capital	8,329.9	794.2	7,535.7	8,081.3
(6) Common Equity Tier 1 Capital	6,584.2	280.1	6,304.0	6,330.0
(7) Risk weighted Assets	53,336.1	(3,125.6)	56,461.7	51,367.1
(8) Total Required Capital (7)X8%	4,266.8	(250.0)	4,516.9	4,109.3
Mizuho Trust & Banking International Standard
(1) Total Capital Ratio	20.28	0.81	19.47	20.50
(2) Tier 1 Capital Ratio	20.05	1.32	18.73	20.28
(3) Common Equity Tier 1 Capital Ratio	19.99	1.26	18.73	20.28
(4) Total Capital	505.2	20.3	484.9	509.3
(5) Tier 1 Capital	499.4	33.0	466.4	503.8
(6) Common Equity Tier 1 Capital	497.9	31.5	466.4	503.8
(7) Risk weighted Assets	2,490.5	0.9	2,489.5	2,483.9
(8) Total Required Capital (7)X8%	199.2	0.0	199.1	198.7

2-15

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2018				As of March 31, 2017
		%	Change	%		%
Loans to Bankrupt Obligors	21,271	0.02	(12,058)	(0.01)	33,330	0.04
Non-Accrual Delinquent Loans	332,702	0.41	(97,823)	(0.13)	430,525	0.54
Loans Past Due for 3 Months or More	617	0.00	(7,278)	(0.00)	7,896	0.01
Restructured Loans	240,777	0.30	(173,922)	(0.22)	414,700	0.52

Total	595,369	0.74	(291,083)	(0.38)	886,452	1.13

Total Loans	79,421,473	100.00	1,083,680		78,337,793	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	92,039		4,563		87,476

Trust Account
	As of March 31, 2018				As of March 31, 2017
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,823	25.16	(52)	2.07	2,876	23.09
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,823	25.16	(52)	2.07	2,876	23.09

Total Loans	11,217	100.00	(1,238)		12,455	100.00

Consolidated + Trust Account
	As of March 31, 2018				As of March 31, 2017
		%	Change	%		%
Loans to Bankrupt Obligors	21,271	0.02	(12,058)	(0.01)	33,330	0.04
Non-Accrual Delinquent Loans	335,525	0.42	(97,876)	(0.13)	433,401	0.55
Loans Past Due for 3 Months or More	617	0.00	(7,278)	(0.00)	7,896	0.01
Restructured Loans	240,777	0.30	(173,922)	(0.22)	414,700	0.52

Total	598,192	0.75	(291,136)	(0.38)	889,328	1.13

Total Loans	79,432,691	100.00	1,082,441		78,350,249	100.00

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-16

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2018				As of March 31, 2017
		%	Change	%		%
Loans to Bankrupt Obligors	20,806	0.02	(13,944)	(0.01)	34,751	0.04
Non-Accrual Delinquent Loans	305,757	0.41	(88,620)	(0.11)	394,377	0.52
Loans Past Due for 3 Months or More	617	0.00	(7,278)	(0.00)	7,896	0.01
Restructured Loans	197,229	0.26	(162,136)	(0.21)	359,366	0.48

Total	524,410	0.70	(271,980)	(0.36)	796,391	1.06

Total Loans	74,442,698	100.00	(158,892)		74,601,591	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	82,790		3,351		79,438

Mizuho Bank

Loans to Bankrupt Obligors	20,786	0.02	(13,948)	(0.01)	34,734	0.04
Non-Accrual Delinquent Loans	299,632	0.42	(87,520)	(0.12)	387,152	0.54
Loans Past Due for 3 Months or More	617	0.00	(7,278)	(0.01)	7,896	0.01
Restructured Loans	196,205	0.27	(156,603)	(0.21)	352,808	0.49

Total	517,241	0.72	(265,351)	(0.36)	782,592	1.09

Total Loans	70,997,730	100.00	(265,108)		71,262,838	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	82,194		3,570		78,623

Mizuho Trust & Banking (Banking Account)

Loans to Bankrupt Obligors	20	0.00	3	0.00	16	0.00
Non-Accrual Delinquent Loans	3,301	0.09	(1,047)	(0.03)	4,348	0.13
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	1,024	0.02	(5,532)	(0.16)	6,557	0.19

Total	4,346	0.12	(6,576)	(0.20)	10,922	0.32

Total Loans	3,433,750	100.00	107,453		3,326,296	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	595		(219)		814

(Trust Account)

Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,823	25.16	(52)	2.07	2,876	23.09
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,823	25.16	(52)	2.07	2,876	23.09

Total Loans	11,217	100.00	(1,238)		12,455	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-17

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2018	Change	As of March 31, 2017
Reserves for Possible Losses on Loans	315,621	(193,553)	509,175
General Reserve for Possible Losses on Loans	200,616	(144,125)	344,741
Specific Reserve for Possible Losses on Loans	115,004	(49,426)	164,430
Reserve for Possible Losses on Loans to Restructuring Countries	1	(1)	2

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	97,112	3,329	93,782

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2018	Change	As of March 31, 2017
Reserves for Possible Losses on Loans	261,703	(180,765)	442,468
General Reserve for Possible Losses on Loans	167,367	(139,268)	306,635
Specific Reserve for Possible Losses on Loans	94,334	(41,496)	135,830
Reserve for Possible Losses on Loans to Restructuring Countries	1	(1)	2

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	87,405	2,087	85,318

Mizuho Bank

Reserves for Possible Losses on Loans	259,853	(177,836)	437,689
General Reserve for Possible Losses on Loans	165,679	(136,412)	302,091
Specific Reserve for Possible Losses on Loans	94,172	(41,422)	135,594
Reserve for Possible Losses on Loans to Restructuring Countries	1	(1)	2

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	86,810	2,679	84,130

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	1,850	(2,929)	4,779
General Reserve for Possible Losses on Loans	1,688	(2,855)	4,543
Specific Reserve for Possible Losses on Loans	161	(73)	235
Reserve for Possible Losses on Loans to Restructuring Countries	—	(0)	0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	595	(592)	1,187

*	Reserve for Possible Losses on Entrusted Loans (¥34 million and ¥38 million for March 31, 2018 and March 31, 2017, respectively) is not included in the above figures for Trust Account.

2-18

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2018	Change	As of March 31, 2017
Mizuho Financial Group	53.01	(4.42)	57.43
* Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of March 31, 2018	Change	As of March 31, 2017
Total	50.17	(5.58)	55.76
Mizuho Bank	50.23	(5.68)	55.92
Mizuho Trust & Banking (Banking Account)	42.56	(1.19)	43.75

*	Above figures are presented net of partial direct write-offs.

2-19

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Millions of yen)
	As of March 31, 2018	Change	As of March 31, 2017
Claims against Bankrupt and Substantially Bankrupt Obligors	87,380	(11,069)	98,449
Claims with Collection Risk	291,723	(109,502)	401,226
Claims for Special Attention	241,395	(181,201)	422,596
Total	620,499	(301,773)	922,272

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	96,894	3,511	93,383

Trust Account

	As of March 31, 2018	Change	As of March 31, 2017
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2,823	(52)	2,876
Claims for Special Attention	—	—	—
Total	2,823	(52)	2,876

Consolidated + Trust Account

	As of March 31, 2018	Change	As of March 31, 2017
Claims against Bankrupt and Substantially Bankrupt Obligors	87,380	(11,069)	98,449
Claims with Collection Risk	294,547	(109,555)	404,102
Claims for Special Attention	241,395	(181,201)	422,596
Total	623,322	(301,826)	925,149

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-20

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2018				As of March 31, 2017
		%	Change	%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	76,645	0.09	(6,134)	(0.00)	82,780	0.09
Claims with Collection Risk	284,299	0.33	(105,722)	(0.12)	390,021	0.46
Claims for Special Attention	197,847	0.23	(169,415)	(0.20)	367,262	0.43
Sub-total	558,792	0.66	(281,271)	(0.34)	840,064	1.00
Normal Claims	83,644,246	99.33	927,840	0.34	82,716,405	98.99

Total	84,203,038	100.00	646,568		83,556,470	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	87,405		2,287		85,118

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	75,776	0.09	(5,755)	(0.00)	81,531	0.10
Claims with Collection Risk	279,021	0.34	(105,004)	(0.13)	384,025	0.47
Claims for Special Attention	196,822	0.24	(163,882)	(0.20)	360,704	0.44
Sub-total	551,621	0.68	(274,641)	(0.34)	826,262	1.03
Normal Claims	80,183,510	99.31	818,538	0.34	79,364,972	98.96

Total	80,735,131	100.00	543,896		80,191,234	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	86,810		2,679		84,130

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	869	0.02	(379)	(0.01)	1,248	0.03
Claims with Collection Risk	2,454	0.07	(665)	(0.02)	3,119	0.09
Claims for Special Attention	1,024	0.02	(5,532)	(0.16)	6,557	0.19
Sub-total	4,348	0.12	(6,577)	(0.20)	10,925	0.32
Normal Claims	3,452,341	99.87	110,487	0.20	3,341,853	99.67

Total	3,456,689	100.00	103,909		3,352,779	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	595		(391)		987

(Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—
Claims with Collection Risk	2,823	25.16	(52)	2.07	2,876	23.09
Claims for Special Attention	—	—	—	—	—	—
Sub-total	2,823	25.16	(52)	2.07	2,876	23.09
Normal Claims	8,394	74.83	(1,185)	(2.07)	9,579	76.90

Total	11,217	100.00	(1,238)		12,455	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-21

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRA

Non-Consolidated

(1) Disclosed Claims under the FRA and Coverage Amount

	(Billions of yen)
	As of March 31, 2018	Change	As of March 31, 2017

Aggregate Figures for the 2 Banks (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	76.6	(6.1)	82.7
Collateral, Guarantees, and equivalent	75.1	(1.5)	76.6
Reserve for Possible Losses	1.4	(4.6)	6.0
Claims with Collection Risk	281.4	(105.6)	387.1
Collateral, Guarantees, and equivalent	140.1	(40.2)	180.3
Reserve for Possible Losses	92.8	(36.8)	129.7
Claims for Special Attention	197.8	(169.4)	367.2
Collateral, Guarantees, and equivalent	51.4	(89.1)	140.5
Reserve for Possible Losses	39.3	(58.3)	97.7
Total	555.9	(281.2)	837.1
Collateral, Guarantees, and equivalent	266.7	(130.9)	397.6
Reserve for Possible Losses	133.6	(99.8)	233.5

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	75.7	(5.7)	81.5
Collateral, Guarantees, and equivalent	74.3	(1.1)	75.5
Reserve for Possible Losses	1.3	(4.6)	6.0
Claims with Collection Risk	279.0	(105.0)	384.0
Collateral, Guarantees, and equivalent	137.8	(39.7)	177.6
Reserve for Possible Losses	92.7	(36.7)	129.5
Claims for Special Attention	196.8	(163.8)	360.7
Collateral, Guarantees, and equivalent	51.2	(88.9)	140.2
Reserve for Possible Losses	39.1	(55.7)	94.9
Total	551.6	(274.6)	826.2
Collateral, Guarantees, and equivalent	263.5	(129.8)	393.3
Reserve for Possible Losses	133.3	(97.1)	230.5

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.8	(0.3)	1.2
Collateral, Guarantees, and equivalent	0.8	(0.3)	1.1
Reserve for Possible Losses	0.0	(0.0)	0.0
Claims with Collection Risk	2.4	(0.6)	3.1
Collateral, Guarantees, and equivalent	2.2	(0.5)	2.7
Reserve for Possible Losses	0.1	(0.0)	0.1
Claims for Special Attention	1.0	(5.5)	6.5
Collateral, Guarantees, and equivalent	0.1	(0.1)	0.3
Reserve for Possible Losses	0.1	(2.6)	2.7
Total	4.3	(6.5)	10.9
Collateral, Guarantees, and equivalent	3.2	(1.1)	4.3
Reserve for Possible Losses	0.3	(2.6)	3.0

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	2.8	(0.0)	2.8
Collateral, Guarantees, and equivalent	2.8	(0.0)	2.8
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	2.8	(0.0)	2.8
Collateral, Guarantees, and equivalent	2.8	(0.0)	2.8

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-22

Mizuho Financial Group, Inc.

(2) Coverage Ratio

	(Billions of yen)
	As of March 31, 2018	Change	As of March 31, 2017

Aggregate Figures for the 2 Banks (Banking Account)

Coverage Amount	400.4	(230.7)	631.2
Reserves for Possible Losses on Loans	133.6	(99.8)	233.5
Collateral, Guarantees, and equivalent	266.7	(130.9)	397.6

	(%)
Coverage Ratio	72.1	(3.3)	75.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	82.7	2.6	80.1
Claims for Special Attention	45.9	(18.9)	64.8
Claims against Special Attention Obligors	54.1	(13.8)	67.9

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	65.7	2.9	62.7
Claims for Special Attention	26.8	(16.2)	43.1
Claims against Special Attention Obligors	29.5	(15.9)	45.5

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	19.23	(7.49)	26.73
Claims against Watch Obligors excluding Special Attention Obligors	3.92	(2.76)	6.69
Claims against Normal Obligors	0.05	(0.00)	0.06

Mizuho Bank

	(Billions of yen)
Coverage Amount	396.9	(226.9)	623.8
Reserves for Possible Losses on Loans	133.3	(97.1)	230.5
Collateral, Guarantees, and equivalent	263.5	(129.8)	393.3

	(%)
Coverage Ratio	71.9	(3.5)	75.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	82.6	2.6	79.9
Claims for Special Attention	45.9	(19.2)	65.1
Claims against Special Attention Obligors	54.1	(13.6)	67.8

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	65.7	2.9	62.7
Claims for Special Attention	26.9	(16.1)	43.0
Claims against Special Attention Obligors	29.6	(15.9)	45.5

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	19.26	(7.62)	26.88
Claims against Watch Obligors excluding Special Attention Obligors	3.94	(2.78)	6.73
Claims against Normal Obligors	0.05	(0.00)	0.06

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
Coverage Amount	3.5	(3.7)	7.3
Reserves for Possible Losses on Loans	0.3	(2.6)	3.0
Collateral, Guarantees, and equivalent	3.2	(1.1)	4.3

	(%)
Coverage Ratio	81.5	14.3	67.2
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	95.0	0.4	94.5
Claims for Special Attention	33.5	(14.3)	47.9
Claims against Special Attention Obligors	43.2	(30.7)	74.0

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	46.3	(4.6)	51.0
Claims for Special Attention	20.1	(24.8)	44.9
Claims against Special Attention Obligors	20.1	(24.8)	44.9

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	14.28	(6.91)	21.19
Claims against Watch Obligors excluding Special Attention Obligors	0.96	(0.23)	1.19
Claims against Normal Obligors	0.03	(0.00)	0.04

2-23

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.
2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRA represents the amount of claims other than loans included in Disclosed Claims under the FRA.

2-24

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2014	Fiscal 2015	Fiscal 2016	Fiscal 2017
	As of March 31, 2015	As of March 31, 2016	As of March 31, 2017	As of March 31, 2018
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2017
Claims against Bankrupt and Substantially Bankrupt Obligors	56.6	38.1	20.3	13.0	0.3	13.4	(6.8)
Claims with Collection Risk	402.5	235.4	167.3	124.2	4.4	128.6	(38.6)
Amount Categorized as above up to Fiscal 2014	459.2	273.5	187.6	137.3	4.8	142.1	(45.5)
of which the amount which was in the process of being removed from the balance sheet	48.0	33.1	16.8	12.7	0.3	13.1	(3.7)
Claims against Bankrupt and Substantially Bankrupt Obligors		29.9	28.1	7.3	0.0	7.4	(20.7)
Claims with Collection Risk		118.2	75.0	34.7	0.2	34.9	(40.1)
Amount Newly Categorized as above during Fiscal 2015		148.1	103.2	42.0	0.2	42.3	(60.8)
of which the amount which was in the process of being removed from the balance sheet		23.9	22.5	7.3	0.0	7.4	(15.1)
Claims against Bankrupt and Substantially Bankrupt Obligors			34.2	43.0	0.2	43.2	8.9
Claims with Collection Risk			147.6	54.3	0.2	54.5	(93.0)
Amount Newly Categorized as above during Fiscal 2016			181.9	97.3	0.4	97.8	(84.0)
of which the amount which was in the process of being removed from the balance sheet			33.3	14.1	0.2	14.4	(18.8)
Claims against Bankrupt and Substantially Bankrupt Obligors				12.2	0.2	12.4	12.4
Claims with Collection Risk				65.7	0.3	66.1	66.1
Amount Newly Categorized as above during the First Half of Fiscal 2017				78.0	0.5	78.5	78.5
of which the amount which was in the process of being removed from the balance sheet				12.0	0.2	12.2	12.2
Claims against Bankrupt and Substantially Bankrupt Obligors	56.6	68.0	82.7	75.7	0.8	76.6	(6.1)
Claims with Collection Risk	402.5	353.6	390.0	279.0	5.2	284.2	(105.7)
Total	459.2	421.7	472.8	354.7	6.1	360.9	(111.8)
of which the amount which was in the process of being removed from the balance sheet	48.0	57.1	72.7	46.4	0.8	47.2	(25.4)

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in Fiscal 2017

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(8.6)	(8.6)	—
Restructuring	(5.6)	(5.6)	—
Improvement in Business Performance due to Restructuring	(4.6)	(4.6)	(0.0)
Loan Sales	(18.9)	(18.9)	—
Direct Write-off	(1.0)	(1.0)	(0.0)
Other	(151.4)	(149.7)	(1.6)
Debt recovery	(125.3)	(124.6)	(0.7)
Improvement in Business Performance	(26.0)	(25.1)	(0.8)

Total	(190.4)	(188.7)	(1.6)

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Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2018				As of March 31, 2017
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	55,729.0	448.2	(559.5)	(269.4)	56,288.5	717.7
Manufacturing	8,032.7	103.3	(586.6)	(191.5)	8,619.4	294.8
Agriculture & Forestry	38.1	0.2	0.4	(0.0)	37.7	0.2
Fishery	2.4	—	1.1	—	1.3	—
Mining, Quarrying Industry & Gravel Extraction Industry	221.5	1.6	(3.3)	1.6	224.8	0.0
Construction	633.5	5.5	(9.5)	(4.9)	643.0	10.4
Utilities	2,446.5	1.9	234.4	1.0	2,212.1	0.9
Communication	1,489.3	13.9	60.0	4.1	1,429.2	9.7
Transportation & Postal Industry	2,068.4	10.2	35.9	0.2	2,032.5	9.9
Wholesale & Retail	4,712.8	120.8	(24.4)	(10.1)	4,737.2	130.9
Finance & Insurance	8,086.6	5.7	959.7	1.9	7,126.9	3.8
Real Estate	7,515.6	23.5	373.3	(9.4)	7,142.2	33.0
Commodity Lease	2,148.5	1.0	43.9	(0.2)	2,104.6	1.3
Service Industries	2,738.1	51.8	89.2	(12.4)	2,648.8	64.3
Local Governments	938.3	2.8	64.9	(0.0)	873.4	2.8
Governments	2,075.1	—	(1,115.9)	—	3,191.1	—
Other	12,580.7	105.4	(682.7)	(49.7)	13,263.5	155.1
Overseas Total (including Loans Booked Offshore)	19,472.7	76.1	345.2	(2.5)	19,127.5	78.6
Governments	818.7	—	147.2	—	671.5	—
Financial Institutions	5,858.3	—	(98.7)	—	5,957.1	—
Other	12,795.6	76.1	296.7	(2.5)	12,498.8	78.6

Total	75,201.7	524.4	(214.2)	(271.9)	75,416.0	796.3

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2018:	¥1,083.1 billion (from MHBK)
As of March 31, 2017:	¥656.1 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.
*	As for Domestic Total (excluding Loans Booked Offshore), parts of Loans which have been included in Other and others are included in Real Estate and parts of Loans which have been included in Transportation & Postal Industry and others are included in Other.

2-26

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2018				As of March 31, 2017
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	51,526.9	441.1	(613.6)	(262.8)	52,140.5	703.9
Manufacturing	7,565.5	102.8	(578.1)	(186.4)	8,143.7	289.2
Agriculture & Forestry	38.1	0.2	0.4	(0.0)	37.7	0.2
Fishery	2.4	—	1.1	—	1.3	—
Mining, Quarrying Industry & Gravel Extraction Industry	219.2	1.6	(3.4)	1.6	222.6	0.0
Construction	598.7	5.3	(10.0)	(4.9)	608.7	10.3
Utilities	2,177.4	1.9	208.4	1.0	1,968.9	0.9
Communication	1,359.2	13.9	58.5	4.1	1,300.6	9.7
Transportation & Postal Industry	1,852.5	10.2	33.3	0.3	1,819.2	9.8
Wholesale & Retail	4,543.0	120.6	(24.8)	(10.0)	4,567.9	130.7
Finance & Insurance	7,654.9	5.7	919.3	1.9	6,735.5	3.8
Real Estate	6,361.1	22.7	298.8	(9.0)	6,062.2	31.7
Commodity Lease	1,891.4	1.0	57.6	(0.2)	1,833.8	1.3
Service Industries	2,681.8	51.7	92.6	(12.0)	2,589.1	63.7
Local Governments	928.1	—	66.0	—	862.0	—
Governments	1,865.0	—	(1,139.7)	—	3,004.8	—
Other	11,787.8	102.8	(594.1)	(49.1)	12,381.9	152.0
Overseas Total (including Loans Booked Offshore)	19,470.7	76.1	348.5	(2.5)	19,122.2	78.6
Governments	818.7	—	147.5	—	671.2	—
Financial Institutions	5,858.3	—	(98.7)	—	5,957.1	—
Other	12,793.6	76.1	299.7	(2.5)	12,493.8	78.6

Total	70,997.7	517.2	(265.1)	(265.3)	71,262.8	782.5

*  As for Domestic Total (excluding Loans Booked Offshore), parts of Loans which have been included in Other and others are included in Real Estate and parts of Loans which have been included in Transportation & Postal Industry and others are included in Other.

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,202.0	7.1	54.1	(6.6)	4,147.9	13.7
Manufacturing	467.1	0.5	(8.5)	(5.0)	475.6	5.5
Agriculture & Forestry	—	—	—	—	—	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.2	—	0.0	—	2.1	—
Construction	34.8	0.1	0.4	(0.0)	34.3	0.1
Utilities	269.1	—	25.9	—	243.1	—
Communication	130.0	—	1.5	—	128.5	—
Transportation & Postal Industry	215.9	—	2.5	(0.0)	213.3	0.0
Wholesale & Retail	169.7	0.1	0.4	(0.0)	169.3	0.1
Finance & Insurance	431.7	—	40.4	—	391.3	—
Real Estate	1,154.5	0.8	74.4	(0.4)	1,080.0	1.3
Commodity Lease	257.0	—	(13.7)	—	270.8	—
Service Industries	56.3	0.0	(3.4)	(0.4)	59.7	0.5
Local Governments	10.2	2.8	(1.1)	(0.0)	11.3	2.8
Governments	210.1	—	23.7	—	186.3	—
Other	792.9	2.5	(88.6)	(0.5)	881.5	3.1
Overseas Total (including Loans Booked Offshore)	1.9	—	(3.2)	—	5.2	—
Governments	—	—	(0.3)	—	0.3	—
Financial Institutions	—	—	—	—	—	—
Other	1.9	—	(2.9)	—	4.9	—

Total	4,204.0	7.1	50.8	(6.6)	4,153.2	13.7

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-27

Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2018				As of March 31, 2017
	Disclosed Claims under the FRA	Coverage Ratio	Change		Disclosed Claims under the FRA	Coverage Ratio
			Disclosed Claims under the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	464.0	71.4	(269.4)	(2.4)	733.4	73.9
Manufacturing	113.9	65.0	(191.5)	(8.1)	305.5	73.2
Agriculture & Forestry	0.2	59.9	(0.0)	28.9	0.2	30.9
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.1	62.9	2.1	(37.0)	0.0	100.0
Construction	5.5	73.8	(4.9)	6.6	10.4	67.2
Utilities	1.9	63.5	1.0	21.1	0.9	42.3
Communication	13.9	45.1	4.0	(22.7)	9.9	67.9
Transportation & Postal Industry	10.2	65.0	0.2	(4.8)	9.9	69.8
Wholesale & Retail	124.5	61.6	(10.4)	(1.2)	134.9	62.9
Finance & Insurance	5.7	71.3	1.9	1.4	3.8	69.8
Real Estate	23.6	87.1	(9.3)	1.8	33.0	85.2
Commodity Lease	1.0	74.9	(0.2)	(11.6)	1.3	86.6
Service Industries	52.1	65.1	(12.5)	(1.1)	64.7	66.3
Local Governments	2.8	100.0	(0.0)	—	2.8	100.0
Other	105.8	92.9	(49.7)	6.6	155.6	86.3
Overseas Total (including Loans Booked Offshore)	94.7	75.7	(11.8)	(10.6)	106.6	86.3
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	94.7	75.7	(11.8)	(10.6)	106.6	86.3

Total	558.7	72.1	(281.2)	(3.3)	840.0	75.4

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	As for Domestic Total (excluding Loans Booked Offshore), parts of Disclosed Claims, which have been included in Other and others, are included in Real Estate.

2-28

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2018		As of March 31, 2017
		Change
Housing and Consumer Loans	10,166.1	(553.7)	10,719.8
Housing Loans for owner's residential housing	9,136.8	(360.7)	9,497.5

Mizuho Bank

Housing and Consumer Loans	10,067.5	(537.7)	10,605.2
Housing Loans	9,338.3	(421.0)	9,759.3
for owner's residential housing	9,046.5	(347.0)	9,393.6
Consumer loans	729.2	(116.7)	845.9

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	98.5	(16.0)	114.6
Housing Loans for owner's residential housing	90.2	(13.7)	103.9
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2018		As of March 31, 2017
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.7	1.0	57.7
Loans to SMEs and Individual Customers	32,740.4	239.6	32,500.8

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	59.3	1.1	58.2
Loans to SMEs and Individual Customers	30,578.0	214.0	30,363.9

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	51.4	(0.0)	51.5
Loans to SMEs and Individual Customers	2,162.4	25.5	2,136.8

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

2-29

Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2018				As of March 31, 2017
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	7,386.0	13.9	881.6	(20.3)	6,504.3	34.2
Hong Kong	1,806.9	2.0	305.8	(6.6)	1,501.1	8.7
South Korea	734.5	—	119.0	(0.5)	615.5	0.5
Singapore	1,171.1	7.7	(5.0)	(7.7)	1,176.2	15.5
Thailand	861.0	0.3	(6.3)	(0.8)	867.3	1.1
Central and South America	4,082.9	84.0	336.6	(7.0)	3,746.3	91.0
North America	5,718.9	11.6	(71.8)	(9.8)	5,790.8	21.5
Eastern Europe	215.3	—	109.5	(0.1)	105.8	0.1
Western Europe	3,317.4	40.2	163.5	21.9	3,153.8	18.3
Other	3,184.1	5.6	679.6	(0.6)	2,504.5	6.3
Total	23,904.9	155.6	2,099.1	(16.1)	21,805.7	171.7

2-30

Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2018 to March 31, 2023)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	2,385.0
Income before Income Taxes	2	2,839.4
Tax Adjustments *1	3	18.3
Taxable Income before Current Deductible Temporary Differences *2	4	2,857.7

Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	875.0

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2018.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2013	304.2
Fiscal 2014	546.7
Fiscal 2015	496.0
Fiscal 2016	442.3
Fiscal 2017(estimate)	378.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2013 is the aggregate figure for MHBK and the former MHBK.
*3.	Figure for fiscal 2017 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2018	Change	As of March 31, 2017
Reserves for Possible Losses on Loans	7	92.3	(49.1)	141.4
Impairment of Securities	8	126.6	(14.4)	141.1
Net Unrealized Losses on Other Securities	9	6.7	(3.9)	10.7
Reserve for Employee Retirement Benefits	10	—	—	—
Net Deferred Hedge Losses	11	36.3	32.7	3.5
Tax Losses Carried Forward	12	—	—	—
Other	13	288.9	21.5	267.3
Total Deferred Tax Assets	14	550.9	(13.2)	564.1

Valuation Allowance	15	(128.7)	25.2	(154.0)
Sub-Total [ 14 + 15 ]	16	422.2	12.0	410.1

Amount related to Retirement Benefits Accounting *1	17	(140.0)	7.2	(147.2)
Net Unrealized Gains on Other Securities	18	(427.7)	(29.9)	(397.7)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(36.3)	14.9	(51.2)
Total Deferred Tax Liabilities	21	(604.1)	(7.8)	(596.3)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(181.9)	4.2	(186.1)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(429.0)	(29.3)	(399.7)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	36.3	32.7	3.5
Tax effects related to others	25	210.8	0.7	210.0

*1	Amount related to Retirement Benefits Accounting includes ¥(58.7) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-31

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2018 to March 31, 2023)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	238.3
Income before Income Taxes	2	227.1
Tax Adjustments *1	3	(17.1)
Taxable Income before Current Deductible Temporary Differences *2	4	209.9
Effective Statutory Tax Rate	5	30.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	64.2

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2018.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2013	39.9
Fiscal 2014	14.6
Fiscal 2015	45.1
Fiscal 2016	52.1
Fiscal 2017(estimate)	40.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2017 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2018	Change	As of March 31, 2017
Reserves for Possible Losses on Loans	7	0.7	(0.9)	1.7
Impairment of Securities	8	8.4	(2.6)	11.1
Net Unrealized Losses on Other Securities	9	0.5	0.1	0.3
Reserve for Employee Retirement Benefits	10	11.2	0.3	10.8
Net Deferred Hedge Losses	11	—	—	—
Tax Losses Carried Forward	12	—	—	—
Other	13	6.4	0.9	5.5
Total Deferred Tax Assets	14	27.4	(2.0)	29.5

Valuation Allowance	15	(9.2)	2.3	(11.6)
Sub-Total [ 14 + 15 ]	16	18.1	0.3	17.8

Amount related to Retirement Benefits Accounting *1	17	(4.5)	—	(4.5)
Net Unrealized Gains on Other Securities	18	(25.9)	(4.2)	(21.6)
Net Deferred Hedge Gains	19	(0.7)	0.0	(0.7)
Other	20	(0.6)	(0.0)	(0.5)
Total Deferred Tax Liabilities	21	(31.8)	(4.2)	(27.5)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(13.6)	(3.9)	(9.6)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(26.7)	(4.7)	(22.0)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(0.7)	0.0	(0.7)
Tax effects related to others	25	13.8	0.7	13.0

*1	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-32

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2018	Change	As of March 31, 2017
Deposits	96,788.3	4,044.0	92,744.3
Individual Deposits	42,861.9	1,479.9	41,381.9
Corporate Deposits	47,109.9	3,168.6	43,941.2
Financial/Government Institutions	6,816.5	(604.5)	7,421.1

Mizuho Bank

Deposits	93,390.7	4,019.8	89,370.8
Individual Deposits	41,796.8	1,421.1	40,375.6
Corporate Deposits	45,931.7	3,331.3	42,600.3
Financial/Government Institutions	5,662.2	(732.6)	6,394.8

Mizuho Trust & Banking

Deposits	3,397.6	24.1	3,373.4
Individual Deposits	1,065.1	58.7	1,006.3
Corporate Deposits	1,178.1	(162.7)	1,340.9
Financial/Government Institutions	1,154.3	128.1	1,026.2

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

2-33

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

(1) Number of Directors

Aggregate Figures for Mizuho Financial Group, the 2 Banks, and Mizuho Securities

	As of March 31, 2018	Change	As of March 31, 2017
Directors, Executive Officers as defined in the Companies Act, and Auditors	62	(4)	66
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	128	11	117

*	The above numbers have been adjusted for those who are doubling other positions.

(2) Number of Employees Consolidated
	As of March 31, 2018	Change	As of March 31, 2017
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	60,051	872	59,179
Average number of temporary employees	20,076	(143)	20,219

*	The number of Employees excludes employees seconded to outside the company and includes employees seconded from outside the company in each consolidated subsidiary. That number also includes overseas local staff but excludes advisers and temporary employees.

3. Number of Offices (Domestic) The 2 Banks and Mizuho Securities
	As of March 31, 2018	Change	As of March 31, 2017
Mizuho Bank	465	(1)	466
Mizuho Trust & Banking	60	3	57
Mizuho Securities	275	2	273

*	The above numbers are the numbers of head office, domestic branches (excluding branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1), and pension plan advisory offices (1)), domestic sub-branches, and others.

(Overseas) The 2 Banks and Mizuho Securities

	As of March 31, 2018	Change	As of March 31, 2017
Mizuho Bank	48	—	48
Mizuho Trust & Banking	—	—	—
Mizuho Securities	2	—	2

*	The above numbers are the numbers of overseas branches or relevant offices, and overseas representative offices.

2-34

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2018

Consolidated

	(Billions of yen)
	First Half	Fiscal 2018
Ordinary Profits	350.0	830.0
Profit Attributable to Owners of Parent	250.0	570.0

Non-Consolidated

Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2018
	Aggregate Figures for the 2 Banks	MHBK	MHTB*
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) + Net Gains (Losses) related to ETF	530.0	480.0	50.0
Ordinary Profits	635.0	580.0	55.0
Net Income	455.0	415.0	40.0
Credit-related Costs	(20.0)	(20.0)	—

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-35

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥38,625,732	¥38,943,082	¥(317,349)
Call Loans	366,290	433,198	(66,908)
Receivables under Resale Agreements	639,352	596,194	43,157
Other Debt Purchased	443,136	728,080	(284,943)
Trading Assets	3,467,593	4,234,901	(767,307)
Money Held in Trust	3,076	3,137	(61)
Securities	33,189,959	31,264,703	1,925,256
Loans and Bills Discounted	70,997,730	71,262,838	(265,108)
Foreign Exchange Assets	1,994,728	1,769,212	225,515
Derivatives other than for Trading	3,166,839	3,201,963	(35,123)
Other Assets	3,240,121	2,268,678	971,443
Tangible Fixed Assets	805,831	828,363	(22,531)
Intangible Fixed Assets	799,723	754,547	45,175
Prepaid Pension Cost	457,453	481,968	(24,514)
Customers' Liabilities for Acceptances and Guarantees	6,186,894	5,757,150	429,744
Reserves for Possible Losses on Loans	(259,853)	(437,689)	177,836
Reserve for Possible Losses on Investments	(319)	—	(319)

Total Assets	¥164,124,289	¥162,090,330	¥2,033,959

Liabilities
Deposits	¥110,415,961	¥107,789,803	¥2,626,158
Negotiable Certificates of Deposit	10,652,957	10,091,832	561,125
Call Money	1,165,198	775,450	389,748
Payables under Repurchase Agreements	7,200,312	7,604,970	(404,658)
Guarantee Deposits Received under Securities Lending Transactions	610,357	335,575	274,782
Commercial Paper	710,391	765,146	(54,755)
Trading Liabilities	2,797,942	3,362,426	(564,483)
Borrowed Money	8,958,612	9,136,351	(177,738)
Foreign Exchange Liabilities	689,958	729,532	(39,574)
Bonds and Notes	2,421,033	3,726,331	(1,305,297)
Derivatives other than for Trading	2,882,287	2,836,858	45,429
Other Liabilities	1,648,314	1,616,928	31,386
Reserve for Bonus Payments	22,741	20,902	1,838
Reserve for Variable Compensation	1,293	1,269	24
Reserve for Possible Losses on Sales of Loans	1,075	298	777
Reserve for Contingencies	56	52	4
Reserve for Reimbursement of Deposits	18,097	17,575	521
Reserve for Reimbursement of Debentures	30,760	32,720	(1,959)
Deferred Tax Liabilities	181,914	186,153	(4,238)
Deferred Tax Liabilities for Revaluation Reserve for Land	66,186	66,585	(399)
Acceptances and Guarantees	6,186,894	5,757,150	429,744

Total Liabilities	156,662,350	154,853,914	1,808,435

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,328	—
Capital Reserve	655,418	655,418	—
Other Capital Surplus	1,630,910	1,630,910	—
Retained Earnings	2,544,238	2,298,416	245,822
Appropriated Reserve	266,664	225,810	40,853
Other Retained Earnings	2,277,574	2,072,606	204,968
Retained Earnings Brought Forward	2,277,574	2,072,606	204,968

Total Shareholders' Equity	6,234,632	5,988,810	245,822

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,159,210	1,099,468	59,741
Net Deferred Hedge Gains (Losses), net of Taxes	(76,180)	2,527	(78,708)
Revaluation Reserve for Land, net of Taxes	144,277	145,609	(1,331)

Total Valuation and Translation Adjustments	1,227,306	1,247,605	(20,298)

Total Net Assets	7,461,939	7,236,415	225,523

Total Liabilities and Net Assets	¥164,124,289	¥162,090,330	¥2,033,959

2-36

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2018 (A)	For the fiscal year ended March 31, 2017 (B)	Change (A) - (B)
Ordinary Income	¥2,466,936	¥2,233,118	¥233,818
Interest Income	1,329,397	1,204,728	124,668
Interest on Loans and Bills Discounted	881,798	820,861	60,937
Interest and Dividends on Securities	264,815	257,345	7,470
Fee and Commission Income	463,170	470,240	(7,069)
Trading Income	56,629	81,202	(24,573)
Other Operating Income	157,685	191,592	(33,907)
Other Ordinary Income	460,054	285,355	174,699

Ordinary Expenses	1,907,798	1,773,319	134,479
Interest Expenses	651,748	484,970	166,778
Interest on Deposits	275,208	194,365	80,843
Fee and Commission Expenses	92,481	93,982	(1,500)
Trading Expenses	567	792	(224)
Other Operating Expenses	83,246	47,643	35,602
General and Administrative Expenses	905,103	901,693	3,409
Other Ordinary Expenses	174,651	244,237	(69,585)

Ordinary Profits	559,137	459,799	99,338

Extraordinary Gains	31,223	2,567	28,655

Extraordinary Losses	7,451	7,413	38

Income before Income Taxes	582,908	454,954	127,954
Income Taxes:
Current	135,348	129,486	5,862
Deferred	(1,332)	(17,098)	15,766

Net Income	¥448,893	¥342,566	¥106,326

2-37

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,751,680	¥1,699,040	¥52,640
Call Loans	2,869	6,956	(4,087)
Guarantee Deposits Paid under Securities Borrowing Transactions	220,934	113,046	107,888
Other Debt Purchased	7,989	9,196	(1,207)
Trading Assets	79,551	90,487	(10,936)
Money Held in Trust	3,199	3,286	(87)
Securities	1,091,950	1,253,105	(161,155)
Loans and Bills Discounted	3,433,750	3,326,296	107,453
Foreign Exchange Assets	2,268	2,596	(327)
Other Assets	171,731	83,804	87,927
Tangible Fixed Assets	21,762	23,617	(1,855)
Intangible Fixed Assets	35,041	33,477	1,563
Prepaid Pension Cost	49,592	49,230	361
Customers' Liabilities for Acceptances and Guarantees	20,056	23,887	(3,830)
Reserves for Possible Losses on Loans	(1,850)	(4,779)	2,929

Total Assets	¥6,890,529	¥6,713,251	¥177,277

Liabilities
Deposits	¥3,406,588	¥3,387,390	¥19,197
Negotiable Certificates of Deposit	472,180	327,620	144,560
Call Money	469,882	242,493	227,388
Payables under Repurchase Agreements	53,135	67,320	(14,185)
Guarantee Deposits Received under Securities Lending Transactions	180,728	310,303	(129,575)
Trading Liabilities	69,367	83,683	(14,315)
Borrowed Money	387,490	372,578	14,912
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,134,182	1,272,149	(137,966)
Other Liabilities	78,418	36,173	42,245
Reserve for Bonus Payments	2,097	1,976	121
Reserve for Variable Compensation	511	413	98
Reserve for Reimbursement of Deposits	1,913	1,496	417
Deferred Tax Liabilities	13,646	9,692	3,953
Acceptances and Guarantees	20,056	23,887	(3,830)

Total Liabilities	6,300,200	6,147,179	153,021

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	226,570	205,013	21,557
Appropriated Reserve	31,970	27,427	4,543
Other Retained Earnings	194,599	177,585	17,014
Retained Earnings Brought Forward	194,599	177,585	17,014

Total Shareholders' Equity	489,445	467,888	21,557

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	99,258	96,529	2,729
Net Deferred Hedge Gains (Losses), net of Taxes	1,624	1,654	(30)

Total Valuation and Translation Adjustments	100,882	98,183	2,699

Total Net Assets	590,328	566,071	24,256

Total Liabilities and Net Assets	¥6,890,529	¥6,713,251	¥177,277

2-38

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the fiscal year ended March 31, 2018 (A)	For the fiscal year ended March 31, 2017 (B)	Change (A) - (B)
Ordinary Income	¥205,671	¥198,028	¥7,643
Fiduciary Income	54,819	50,075	4,743
Interest Income	43,672	39,805	3,867
Interest on Loans and Bills Discounted	25,388	25,817	(428)
Interest and Dividends on Securities	13,731	12,259	1,472
Fee and Commission Income	65,373	58,874	6,498
Trading Income	954	1,180	(226)
Other Operating Income	4,103	14,483	(10,380)
Other Ordinary Income	36,748	33,608	3,140

Ordinary Expenses	148,304	134,952	13,352
Interest Expenses	12,595	10,221	2,373
Interest on Deposits	1,039	1,220	(180)
Fee and Commission Expenses	31,042	27,545	3,496
Trading Expenses	60	0	60
Other Operating Expenses	10,717	5,556	5,160
General and Administrative Expenses	87,276	86,723	553
Other Ordinary Expenses	6,612	4,905	1,707

Ordinary Profits	57,366	63,075	(5,708)

Extraordinary Gains	270	—	270

Extraordinary Losses	1,028	1,722	(694)

Income before Income Taxes	56,609	61,352	(4,743)
Income Taxes:
Current	13,097	16,787	(3,690)
Deferred	(761)	(917)	156

Net Income	¥44,272	¥45,482	¥(1,210)

2-39

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

As of March 31, 2018

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	770,315	Money Trusts	20,889,820
Securities	317,100	Pension Trusts	3,145,273
Beneficiary Rights to the Trusts	49,697,336	Property Formation Benefit Trusts	4,249
Securities held in Custody Accounts	307,896	Investment Trusts	15,985,056
Money Claims	4,741,840	Money Entrusted Other than Money Trusts	1,552,611
Tangible Fixed Assets	6,876,726	Securities Trusts	8,241,241
Intangible Fixed Assets	340,307	Money Claims Trusts	3,746,957
Other Claims	912,190	Land and Fixtures Trusts	362,071
Due from Banking Account	1,134,182	Composite Trusts	12,069,244
Cash and Due from Banks	903,890	Other Trusts	5,260

Total	66,001,786	Total	66,001,786

Notes:

1.	The statement is exclusive of the Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥48,154,361 million.
3.	Joint trust assets under the management of other companies: ¥288,314 million
There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
4.	Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥11,217 million. Of this amount, Balance of Non-Accrual Delinquent Loans is ¥2,823 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	11,217	Principal	831,144
Securities	2	Reserve	34
Others	820,049	Others	90

Total	831,269	Total	831,269

2-40

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Change (A) - (B)
Total Amount of Funds	27,918,111	26,876,604	1,041,507
Deposits	3,406,588	3,387,390	19,197
Negotiable Certificates of Deposit	472,180	327,620	144,560
Money Trusts	20,889,820	19,765,871	1,123,949
Pension Trusts	3,145,273	3,391,830	(246,557)
Property Formation Benefit Trusts	4,249	3,891	357

Loans and Bills Discounted	4,204,066	4,153,229	50,836
of Banking accounts	3,433,750	3,326,296	107,453
of Trust accounts	770,315	826,932	(56,616)

Securities for Investments	1,409,050	2,156,529	(747,479)
of Banking accounts	1,091,950	1,253,105	(161,155)
of Trust accounts	317,100	903,424	(586,323)

2-41

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥294,441	¥249,691	¥44,750
Cash Segregated as Deposits for Customers and Others	323,923	230,214	93,708
Trading Assets	4,923,373	5,019,291	(95,918)
Receivables - Unsettled Trades	—	169,960	(169,960)
Operating Investment Securities	25,362	21,762	3,599
Operating Loans Receivable	—	2,790	(2,790)
Receivables Related to Margin Transactions	127,764	96,255	31,509
Collateralized Short-Term Financing Agreements-Receivable	4,998,221	3,821,571	1,176,650
Advances Paid	431	191	239
Securities: Fail to Deliver	29,956	28,695	1,261
Short-Term Loans Receivable	55,741	22,459	33,281
Deferred Tax Assets	13,547	15,302	(1,754)
Other Current Assets	465,443	537,638	(72,194)
Less: Allowance for Doubtful Accounts	(9)	(6)	(3)
Noncurrent Assets
Property and Equipment	14,647	15,087	(440)
Intangible Assets	55,378	50,195	5,183
Investments and Other Assets	295,186	297,330	(2,144)

Total Assets	¥11,623,412	¥10,578,433	¥1,044,978

Liabilities
Current Liabilities
Trading Liabilities	¥4,311,658	¥3,771,283	¥540,374
Payables - Unsettled Trades	62,243	—	62,243
Payables Related to Margin Transactions	44,176	55,287	(11,110)
Collateralized Short-Term Financing Agreements-Payable	3,739,715	3,727,318	12,396
Deposits Received	267,579	234,622	32,957
Guarantee Deposits Received	198,003	184,821	13,182
Securities: Fail to Receive	2,930	12,844	(9,914)
Short-Term Borrowings	833,668	716,603	117,064
Commercial Paper	334,200	111,300	222,900
Bonds and Notes Due within One Year	46,672	55,323	(8,650)
Lease Obligations	364	375	(11)
Income Taxes Payable	3,984	—	3,984
Accrued Employees’ Bonuses	9,563	13,432	(3,868)
Provision for Variable Compensation	954	855	98
Provision for Bonus Point Redemption	639	596	43
Other Current Liabilities	34,450	28,513	5,936
Noncurrent Liabilities
Bonds and Notes	571,334	554,903	16,431
Long-Term Borrowings	277,000	233,500	43,500
Lease Obligations	139	494	(355)
Provision for Retirement Benefits	19,744	19,536	208
Other Noncurrent Liabilities	1,540	1,647	(106)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,361	2,291	70

Total Liabilities	10,762,925	9,725,551	1,037,373

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	338,142	332,177	5,965
Other Retained Earnings	338,142	332,177	5,965
Retained Earnings Brought Forward	338,142	332,177	5,965

Total Shareholders' Equity	844,958	838,993	5,965

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	27,497	22,719	4,777
Net Deferred Gains or Losses on Hedges, net of Tax	(11,969)	(8,831)	(3,138)

Total Valuation and Translation Adjustments	15,527	13,887	1,639

Total Net Assets	860,486	852,881	7,604

Total Liabilities and Net Assets	¥11,623,412	¥10,578,433	¥1,044,978

2-42

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the fiscal year ended March 31, 2018 (A)	For the fiscal year ended March 31, 2017 (B)	Change (A) - (B)
Operating Revenues	¥326,755	¥341,126	¥(14,370)
Commissions	142,534	149,114	(6,579)
Net Gain on Trading	114,858	143,956	(29,097)
Net Gain on Operating Investment Securities	2,300	2,299	1
Interest and Dividend Income	67,061	45,756	21,304

Interest Expenses	57,147	37,915	19,232

Net Operating Revenues	269,607	303,211	(33,603)

Selling, General and Administrative Expenses	236,574	239,455	(2,880)
Transaction-Related Expenses	49,676	51,513	(1,837)
Personnel Expenses	85,562	87,966	(2,403)
Real Estate Expenses	26,630	27,237	(607)
Administrative Expenses	49,272	49,355	(82)
Depreciation and Amortization	17,346	17,143	202
Taxes and Dues	4,854	2,801	2,052
Provision of Allowance for Doubtful Accounts	(58)	(40)	(17)
Other	3,290	3,477	(186)

Operating Income	33,032	63,755	(30,722)

Non-Operating Income	6,947	7,920	(972)
Non-Operating Expenses	1,400	1,487	(86)

Ordinary Income	38,580	70,189	(31,608)

Extraordinary Gain	4,286	119,276	(114,990)

Extraordinary Loss	5,015	2,554	2,461

Income before Income Taxes	37,850	186,911	(149,060)
Income Taxes:
Current	4,092	161	3,931
Deferred	1,596	(13,968)	15,565

Net Income	¥32,161	¥200,718	¥(168,556)

2-43